
11005392

2010
CUBIC CORPORATION ANNUAL REPORT


CUBIC

Stock Performance Graph for Cubic Corporation



$300
$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
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2010
Cubic Corporation
Peer Group Index
S&P 500 Index

Comparison of cumulative total return of Cubic Corporation, its peer group, and a broad market index.

	Fiscal Year Ending					
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Cubic Corporation	$100.00	$115.33	$250.07	$146.78	$237.03	**$246.23**
S&P 500 Index	$100.00	$110.79	$129.00	$100.65	$93.70	**$103.22**
Peer Group Index	$100.00	$117.85	$158.82	$119.29	$112.70	**$125.49**

The chart assumes that $100 was invested on October 1, 2005 in each of Cubic Corporation, the S&P 500 index and the peer group index, and compares the cumulative shareholder return on investment as of September 30th, of each of the following 5 years. The return on investment represents the change in the fiscal year-end stock price plus reinvested dividends.

Cubic's peer group is defined as the Space, Defense and Homeland Security (SPADE®) Index.

The constituents of this index are listed on page 67.

Financial Highlights and Summary of Consolidated Operations

	Years Ended September 30,				
	2010	**2009**	**2008**	**2007**	**2006**
Results of Operations:					
Sales	**$ 1,194,189**	$ 1,016,657	$ 881,135	$ 889,870	$ 821,386
Cost of sales	**941,994**	805,516	709,481	727,540	687,213
Selling, general and administrative expenses	**120,848**	111,828	98,613	94,107	96,325
Interest expense	**1,755**	2,031	2,745	3,403	5,112
Income taxes	**35,285**	29,554	20,385	23,662	12,196
Net income	**70,636**	55,686	36,854	41,586	24,133
Average number of shares outstanding	**26,735**	26,731	26,725	26,720	26,720
Per Share Data:					
Net income	**$ 2.64**	$ 2.08	$ 1.38	$ 1.56	$ 0.90
Cash dividends	**0.18**	0.18	0.18	0.18	0.18
Year-End Data:					
Shareholders' equity	**$ 488,322**	$ 420,845	$ 388,852	$ 382,771	$ 323,226
Equity per share	**18.27**	15.74	14.55	14.33	12.10
Total assets	**856,089**	756,315	641,252	592,565	548,071
Long-term debt	**15,949**	20,570	25,700	32,699	38,159

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes.

Market and Dividend Information

	Sales Price of Common Shares				Dividends per Share	
	Fiscal 2010		Fiscal 2009		Fiscal 2010	Fiscal 2009
Quarter	**High**	**Low**	**High**	**Low**		
First	**$38.95**	**$33.77**	$28.91	$18.85	-	-
Second	**42.01**	**32.42**	31.43	22.50	$0.09	$0.09
Third	**39.52**	**33.66**	40.05	25.10	-	-
Fourth	**41.80**	**35.99**	41.40	33.73	$0.09	$0.09



DEAR FELLOW SHAREHOLDERS,

Our performance in fiscal year 2010 was the best in our 59 years of operation. I am proud to report that sales increased 17 percent to $1.194 billion, net income rose by 27 percent to $70.6 million or $2.64 per share, and total backlog at the end of the year reached a new record high of nearly $2.5 billion.

This year's record financial performance and operational achievements are providing a strong foundation for sustaining Cubic's long-term growth. During the year, we won key long-term contracts that expanded our presence in Europe, Australia and allied nations in the Middle East, and we continued to hone program execution, and expand the scope of our services. We also made key acquisitions which complement our businesses in new and adjacent markets.

TRANSPORTATION SYSTEMS SEGMENT

Cubic Transportation Systems is the leading provider of automated revenue collection systems and services for public transit authorities worldwide. Our business is built on system wins and we have the world's largest installed base of equipment in the automated revenue collection sector. Because of this advantage, we offer a compelling value proposition for total solutions, including new systems, upgrades, and managed services.

MARKET AND STRATEGY

We believe the automated revenue collection market will remain attractive well into the future. This is based on an estimated $10 billion in potential domestic and international opportunities over the next 10 years. We are pursuing these opportunities in several key markets including Germany, India, Australasia, and Europe. In the following paragraphs, I mention a few examples that demonstrate how we are implementing a total solutions strategy to achieve this goal.

KEY CONTRACT AWARDS

The long-term relationships we have with our customers are essential to our success in a global marketplace. Transport for London's (TfL) Oyster Card® system, the most widely recognized transit brand in the world, is a prime example. Our support for TfL began in 1978. Under the new Future Ticketing Agreement with TfL, we are providing a full range of managed services and systems support. Our performance in London continues to enhance our standing as a full service solutions provider and gives us strong credentials to win new contracts.

Our credentials earned in London led to a major contract win in Australia. This year we won a competition for a new $341 million 14-year contract, including 10 years of managed services, for the new Electronic Ticketing System for Greater Sydney and the State of New South Wales. This contract validates our business strategy to grow the scope and scale of our managed services. It also positions us to capture future opportunities in Australia, and the Australasia region.


SALES
$804
$821
$890
$881
$1,017
$1,194
2005
2006
2007
2008
2009
2010
(in millions)


EARNINGS PER SHARE
$0.44
$0.90
$1.56
$1.38
$2.08
$2.64
2005
2006
2007
2008
2009
2010

Services are and will continue to be a significant part of our transportation business. Transit authorities are looking for ways to optimize their operations and we offer a compelling value proposition. This is based on our specialized technical knowledge of complex electronic fare collection systems gained from more than 40 years in the business and our new business model for customer service centers.

Earlier in the year, we began to deliver service to multiple customers from our Concord, California facility, which we acquired in 2009. This is the first step to utilize our key customer service centers as hubs of patron call support. By optimizing our services, we will efficiently and consistently deploy responsive services for all customers supported by our centers. We believe this will be an advantage for us as the technical complexity of operating electronic fare collection systems continues to grow.

Defense Systems Segment

Cubic Defense Systems is a leading provider of live and virtual training systems that help keep U.S. and allied forces ready for their defense and security missions. With systems fielded in more than 35 nations, we utilize our international presence for all of our product lines. These include a broad portfolio of air and ground training systems, communications products and our recently acquired asset tracking solutions business, and expansion into the next generation of cross-domain computer technologies.

Market and Strategy

Our core business is training. It is fundamental to every mission carried out by the U.S. and allied forces. The latest training priorities set by the U.S. armed forces have been shaped by the wars in Iraq and Afghanistan, collaboration between the services, and technology advances. Cubic is looking ahead to design, innovate and manufacture immersive and instrumented training systems and products that align with these priorities. A key part of our strategy is to field applied innovations that are responsive to how and where soldiers and aircrews need to train.

International expansion remains a key priority for us. We will continue to leverage our international footprint to expand sales of existing products, enter adjacent markets, and to leverage acquisitions. Key markets outside North America include Europe, Middle East, North Africa, Australia, and Asia Pacific. Our ground combat training product line's broad portfolio and our strong leadership position in air combat training systems position us to capture new opportunities in these key geographical markets.

We are focused on program execution and continuous improvement of our overall operation. These efforts are producing results across the business from day-to-day operations to contract awards and financial performance.


Operating Income
$13
$31
$62
$53
$85
$106
2005
2006
2007
2008
2009
2010
(in millions)


EBITDA*
$22
$39
$71
$63
$100
$120
2005
2006
2007
2008
2009
2010
(in millions)

** Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP performance measure management uses that excludes income taxes, capital structure related expenses, non-operating income and expenses and depreciation and amortization. We calculate it by adding back depreciation and amortization to operating income. This is a measure commonly used by analysts to assess business performance.*

Key Contract Awards

This year each of our main product lines earned new contract awards that bolster our competitive position in the U.S. and international markets, and prove our ability to deliver innovative solutions.

Our virtual training systems product line won several new contracts this year, reflecting a continuing trend towards greater emphasis on small unit tactics at the squad and platoon level. We won our largest export contract ever for the Engagement Skills Trainer (2000); received our first order for CombatREDI™, a new immersive trainer we introduced last year; and received contract awards for our Bradley Fighting Vehicle simulator and virtual training simulator for the Javelin missile. We believe our broad portfolio of virtual training systems will be an advantage because virtual skills training is expected to become integrated with other training domains.

Entering adjacent markets is a key strategy for growth. This year our air combat training systems business made a major entry into the United States Air Force test and evaluation market. We are part of a winning team that will provide the Common Range Integrated Instrumentation System (CRIIS) for U.S. military test ranges.

Our business with the U.S. Army expanded this year. We won a competitive contract to equip their tactical vehicles with our latest Multiple Integrated Laser Engagement Simulation system, which is our latest modular system designed for today's tech savvy soldiers. On the international front, we won our first contract in Italy for a combat training center.

Mission Support Services Segment

Mission Support Services has firmly established a reputation as the "go to" provider of mission support services for the U.S. and allied nations. We have earned these credentials by consistently providing high value and cost-effective support services to our many customers. The span of services we provide ranges from training and highly realistic exercises to operations support, leadership development and technical support. Our wide range of highly specialized support services multiplies our ability to transfer our skill sets to new markets and new customers. We believe it is a key differentiator that reinforces our ability to adapt to a changing market place.

Market and Strategy

The pace of change in our markets is accelerating. We are continuing to develop, implement, and refine a strategy to deal with the aggregate effects of major market change agents such as the war on terror, Force Transformation, Training Transformation, and most recently, the U.S. Government's emphasis on small business set aside contracts. The government services market as a whole is adjusting to a "new normal." By adapting to these many changes, we have retained flexibility in our ability to seek new work, both as a prime and a subcontractor. We selectively team with other companies where it offers us a direct advantage over our competition and improves our chance of success.

Because we consistently perform to high standards, we maintain an enviable win rate on recompete contracts. These contracts are critically important. They reinforce our leadership position and provide strong credentials needed to gain new work.

Key Contract Awards

This year we won a new prime contract to provide technical support for the Joint Multinational Simulation Center (JMSC) in Grafenwohr, Germany, and at five other European sites. It is our largest Mission Support Services contract in Europe. The JMSC contract is a primary example of how we extend our business to new customers and markets based on past performance.

Our 19-year track record of performing similar work at the Korean Battle Simulation Center played a key role in this win. The new contract is significant in many ways. The JMSC contract will be the single largest expansion of our technology support services. It is also part of the largest training command outside the continental United States, and is the hub of U.S. Army simulation training in Europe. Technical support is a growing ingredient in many service contracts, and the JMSC contract bolsters our credentials to earn more of this type of work.

In addition, the JMSC supports the U.S. Africa Command in Stuttgart, Germany, where Cubic is under contract to help the command professionalize African security forces. This year we expanded upon that win. As part of a team, we won an indefinite delivery/indefinite quantity contract to support the Africa Peacekeeping Program (AFRICAP). This latest contract will further broaden our role as a key global provider of mission support services to the U.S. Department of State in certain African nations.

Research and Development

We increased independent research and development spending in 2010 primarily related to new technologies for ground combat training systems, combat identification, and data link technologies in our defense systems business, and developed mobile ticketing technologies in our transportation business. Next year we expect to continue an emphasis on research and development to support organic growth.

Acquisitions

We are selectively pursuing acquisitions in the national security and cyber domains as these areas are expected to provide substantial growth opportunities for the company. In the last half of the year, we acquired Impeva Labs, and formed a new subsidiary called Cubic Global Tracking Solutions (CGTS). CGTS is a provider of global asset management, tracking, monitoring and security solutions for military and commercial customers. We believe our solution gives us a unique technological advantage in an underserved market.

Cyber is a significant new domain of warfare. This year we strengthened our credentials in this critically important area. We acquired Safe Harbor Holdings, a cyber security and information assurance company, and formed a new subsidiary called Cubic Cyber Solutions (CSSI), which provides specialized security and networking infrastructure, system certification and accreditation, and enterprise-level network architecture and engineering services.

After the close of the fiscal year, we announced that we have entered into an agreement to acquire Abraxas Corporation, a Herndon, Virginia-based company. Abraxas provides risk mitigation and subject matter, and operational expertise for national security, law enforcement, and homeland security clients. Abraxas is expected to broaden our customer base for training, cyber, and other core skills for the corporation.

Remembering a Longtime Colleague

We had an unexpected change in Cubic's Board of Directors in October when we were saddened by the death of Director, Raymond deKozan, former Senior Vice President, who recently retired after 50 years of service at Cubic. A memorial to Ray, recognizing his many contributions to Cubic, is included in the back section of this report. Ray was instrumental in helping Cubic build our fare collection business, and was a trusted and longtime colleague. I will miss his valuable insights and contributions.

Looking Ahead

I am confident and excited about our future. We have a strong financial standing, market leading positions in our core businesses, and we are set to expand in adjacent markets through applied innovations and key acquisitions made this year. I believe this gives us the right ingredients to succeed in strong and weak economic environments.

I wish to thank my team for their commitment and effort in making 2010 another successful year, and I express appreciation for the support of our customers, suppliers, shareholders, and directors.

Respectfully yours,



Walter J. Zable
CEO and Chairman of the Board
December 18, 2010

Defense

Fiscal Year 2010 Sales

- $806 million

2010 Year End Backlog

- $1.373 billion

Employees

- 6,100 in 30 states and 21 nations

Principal Lines of Business

- Mission Support Services
- Defense Systems
- Asset Tracking
- Cyber Security

Customers

- U.S. Armed Forces
- Other U.S. agencies and departments
- 50 nations

Key Discriminators

- Unique position as a full-spectrum provider of training systems and training support services
- Worldwide leader in live training systems
- Strong reputation in mission support services
- Innovative new products
- Platform independent
- Common Data Link (CDL) certified

Sales Mix



Segment

- Mission Support Services.........55%
- Defense Systems.....................45%



Customer Location

- U.S...75%
- International............................25%


SUPPORTING VICTORY

DEFENSE THREAT REDUCTION AGENCY
UNITED STATES OF AMERICA

UNITED STATES
JOINT FORCES
COMMAND
USJFCOM

ALL BUT WAR IS SIMULATION

Joint Multinational Simulation Center
JMSC

NATIONAL TRAINING CENTER



U.S. ARMY COMBINED ARMS CENTER
FORT LEAVENWORTH KANSAS

DEPARTMENT OF THE NAVY
UNITED STATES MARINE CORPS

Future Growth Opportunities

- Logistics, operations, and maintenance support services
- Live, virtual and constructive training
- Joint and multinational training
- Modeling and simulation of the effects of weapons of mass destruction
- International ground combat training systems and air combat training systems
- Immersive training and mission rehearsal systems
- Optical communication solutions
- Data links for manned and unmanned platforms
- Air test instrumentation subsystems
- Maritime security
- Cyber security
- Global asset tracking solutions

Cubic specializes in cyber security and information assurance to address multilevel security challenges across common networks.



Key Innovations

- Integration of live, virtual and constructive training domains
- Wireless laser-based tactical engagement simulation systems for soldiers and vehicles
- Integration of satellite communications into combat training systems
- Cost-efficient mission rehearsal exercises for deploying troops
- Simulation of weapons of mass destruction effects in training environments
- Integration of improvised explosive device simulators into combat training center instrumentation systems
- Optical communications with low probability of intercept/detect/jamming


DEPARTMENT OF THE NAVY
UNITED STATES OF AMERICA
DEPARTMENT OF THE AIR FORCE
UNITED STATES OF AMERICA
POLISH AIR FORCE
UNITED STATES AFRICA COMMAND

Mission Support Services

Cubic is a leading provider of highly specialized support services for the U.S. and allied nations. Located at more than 130 locations in 21 countries, our skilled and dedicated employees help professional military units and other customers prepare for combat and national security missions.

We provide a combination of support services to all echelons of the U.S. Armed Services, U.S. DoD joint community, other federal, state and local government agencies, and to our allies. These services include: planning and operational support for theater-level exercises, large and small unit exercises worldwide; highly realistic real-world mission rehearsals; computer-based simulations for training and analysis; mobilization and demobilization of deploying forces; range support and operations; logistics and maintenance training and operations; professional military education and training; leader development and training; force modernization for North Atlantic Treaty Organization entrants and other allied countries; open source intelligence collection and analysis; information technology and cyber security; engineering and related technical support.

Every day we strive to uphold our reputation for consistently exceeding customer expectations. Our commitment to professional excellence is a key reason why Cubic is a trusted provider of mission support services worldwide.

Our new contract for the Joint Multinational Simulation Center in Grafenwohr, Germany is the single largest expansion of our technology support services and our largest contract in Europe.





At the U.S. Army Quartermaster Center and School in Fort Lee, VA, Cubic provides a wide range of logistic support services including, field, classroom, computer, and hands-on training.

Key Accomplishments

- **Awarded a 5-year contract with a potential value up to $35 million to provide technology support to the Joint Multinational Simulation Center (JMSC), a part of the Joint Multinational Training Command (JMTC).** It will also be our first to focus solely on the design and implementation of the network, IT, and other technical solutions necessary to plan, execute, and support simulations-based exercises.
- **Providing comprehensive mission rehearsal exercise support for the Joint Readiness Training Center (JRTC) under a 10-year prime contract awarded by the U.S. Army in 2007.** From logistics to incorporation of lessons learned from combat, we provide support services needed by the JRTC to host realistic and advanced training for brigade combat teams scheduled for deployment.
- **Selected as part of a team to provide training and education support for U.S. Army Human Resources Programs.** Cubic is a member of 1 of 12 contractor teams eligible to compete for a maximum value of $1.27 billion under the 5-year Human Resources Solutions Studies and Analysis Support (HRSS II) contract. Cubic will be responsible for education, experimentation and training, modeling, and simulation.
- **Won a 5-year, indefinite delivery/indefinite quantity contract as a member of one of four contractor teams which are each eligible to compete for up to $375 million in military training and strategic advisor services for the Africa Peacekeeping Program (AFRICAP).** With this latest contract win, Cubic holds three separate contracts related to U.S. efforts to enhance regional security in Africa.
- **Expanded maritime security support in Latin America.** Under a new prime contract from the Secretariat of the Inter-American Committee Against Terrorism of the Organization of American States (OAS), Cubic will provide port security assessments and training for six ports in Colombia, Mexico, and Peru.
- **Selected to support maintenance training systems for the Navy's New E-2D Advanced Hawkeye.** As part of a team, we will provide logistics, operations, and maintenance support on the U.S. Navy's new E-2D Advanced Hawkeye Integrated Training System for Maintenance (HITS-M), an aircraft simulator for maintenance training.
- **Received a follow-on predeployment training contract for active-duty Navy personnel and Army reservists at the McCrady Training Center.** Under this 2-year contract, Cubic personnel will process and prepare them with the basic skills necessary to be integrated more quickly into joint/army units.

EXPANDING TECHNOLOGY SUPPORT SERVICES AND OUR PRESENCE IN EUROPE

Cubic is expanding the scope of its technology support services. For the first time, we will be providing services to the Joint Multinational Simulation Center (JMSC). The JMSC is the hub of computer assisted training in Europe. It is also a part of the Joint Multinational Training Command (JMTC), the largest training command outside the continental United States. This contract will be the single largest expansion of our technology support services and our largest contract in Europe.

Our simulation and network services are urgently needed to support battle simulations and battle command systems at the JMSC located at Grafenwohr, Germany, and at five other European sites. With Cubic's technology support at the JMSC, the JMTC has the flexibility to assign more of its armed forces for real world operations.

In today's contemporary operational environment, U.S. and coalition forces need to quickly prepare for a diverse set of operations. The immediacy, availability, consistency, adaptability, and distributed learning capabilities of computer assisted training are among the reasons why this type of training is becoming more important for troop readiness.

The JMSC selected Cubic over other technology service providers because of our credentials. For the past 19 consecutive years, we have supported the world's largest constructive battle simulation exercises. They are hosted annually by the Korea Battle Simulation Center (KBSC). Our highly qualified personnel consistently provide outstanding performance and cost-effective training at the center and for our customers worldwide.

Cubic is now providing training support under three separate contracts to help African nations professionalize their own uniformed armies.

Now U.S. Army, Joint Service, NATO, and allied units and leaders will rely on us at the JMSC, in addition to the KBSC, to provide an effective training and exercising environment. Our software engineers, network engineers, systems administrators, database managers/developers, and information assurance personnel will support mission training, and command and control systems employment and integration. This will involve many different types of operations conducted in a simulated theater of operations. Units to be supported will range in size from Battalion through Joint Task Force.



The new technology services contact strengthens our presence in Europe. It builds on the training support services and systems Cubic already provides in Germany and in more than 10 other nations in the region. For example at the JMTC, we have fielded our Engagement Skills Trainer (EST) 2000. Soldiers rely on it to sharpen their marksmanship skills in a virtual environment. Commanders at the JMTC incorporate lessons learned from combat and fold them into EST 2000 training scenarios. This keeps training current for U.S. soldiers and allies in the region.

Significantly, the JMSC also supports the Africa Command (AFRICOM), with headquarters at Stuttgart, Germany. Cubic began supporting AFRICOM when it was first established in 2007. Equal in stature and priority to the DoD's six other geographical commands, AFRICOM has a unique mission. Its principal focus is conflict prevention rather than defensive intervention.

Expanding Support for African Nations' Security Forces

Earlier this year, we were selected as part of a contractor team that received an indefinite delivery/ indefinite quantity contract for the Africa Peacekeeping Program (AFRICAP). It establishes AFRICAP as the primary support services contract used by the U.S. Department of State's Bureau of African Affairs. Cubic was selected for its industry recognized credentials in military training and strategic advisor services.

With this latest contract win, we are providing training support under three contracts to help enhance regional security in Africa. In 2009, we received a prime contract to provide joint training and exercise support to the United States Africa Command (AFRICOM). Under another contract with AFRICOM, we provide media analysis support to the Combined Joint Task Force - Horn of Africa.

Supporting On-going Need for Mission Rehearsal Exercises at the Joint Readiness Training Center (JRTC)

Mission rehearsal exercises are a top priority within the U.S. Army Combat Training Center (CTC) program. The armed forces rely on these exercises to prepare them for missions worldwide. The program includes four combat training centers, and Cubic is the only contractor supporting three of the U.S. Army's four CTCs. We support the Battle Command Training Program based at Fort Leavenworth, Kansas; the National Training Center at Fort Irwin, California; and the Joint Readiness Training Center at Fort Polk, Louisiana.



At the Joint Readiness Training Center, Cubic supports nearly every facet of mission rehearsal exercises that prepare troops for their mission in Afghanistan.

At the CTCs, we provide a wide range of support services. We help military leaders plan, coordinate, and execute realistic and stressful joint and combined arms collective training for soldiers, leaders, staffs, and units according to U.S. Army and joint doctrine.

Since 2003, the focus of our support at the Joint Readiness Training Center (JRTC) has been and continues to be live mission rehearsal exercises. This type of training is critical because it most closely replicates actual combat, and has been proven to save lives.

For many soldiers, the JRTC is their last stop before deployment to Afghanistan. At the JRTC, Cubic supports nearly every facet of mission rehearsal exercises. These exercises include situational training, live force, and force-on-force exercises, which often include units from the U.S. Air Force, Navy and Marine Corps, and military units from allied nations.

Based on strong knowledge of military missions, we replicate every detail of actual combat throughout JRTC's 200,000-acre training area. The mission rehearsal exercises we support employ highly relevant battle scenarios. This includes the rapid integration of lessons learned from combat. We replicate the operational environment by exposing soldiers to the threats, sights, sounds, battlefield effects, adversaries, and situations found in Afghanistan. Our support also includes expanded role play, technical help with MILES combat training instrumentation, video, and cultural role players who are foreign language speakers, for added realism.

Cubic is the world's leading provider of realistic air and ground combat training systems for the U.S. and allied nations. Infantry troops, aircrews, and security forces all draw upon the realism gained from using our training systems to help them effectively perform their mission. Cubic improves the readiness of military forces engaged in protecting the national security of the U.S. and its allies.

Our principal lines of business include instrumented air and ground combat training systems, virtual individual and unit skills trainers, laser based engagement simulation systems, security and safety management systems, and display and debriefing systems. Cubic designs, develops, installs and supports a broad range of training equipment for fighter aircraft, combat vehicles, fixed structures, weapons, dismounted troops, and now watercraft.

In addition, Cubic is a provider of global asset tracking solutions for military and commercial customers. Our systems use multiple modes of communication to efficiently status and monitor the location of intermodal cargo shipments anywhere in the world 24/7.

Cubic is also a supplier of military communication and electronic products used in real world operations. Our product lines include high bandwidth data links, high power amplifiers, and combat search and rescue avionics.

Cubic's CombatREDI training system features the latest immersive technologies, including highly realistic graphics and 360-degree training scenarios.





Cubic is fielding the latest advancements in wireless laser-based engagement simulations systems for soldiers and vehicles.

Key Accomplishments

- **Awarded an indefinite delivery/indefinite quantity contract valued up to $100 million over 5 years by the U.S. Army to provide training systems for tactical vehicles.** Advanced wireless devices and user-friendly features make our systems simple to install and operate.
- **Part of a team awarded a 5-year, $50 million contract by the Italian Ministry of Defense.** Cubic and its team partner will design, deliver, and install instrumented combat training systems with live and constructive capabilities at multiple locations.
- **Received a total of $300 million in orders placed to date since 2003 under the 10-year indefinite delivery/ indefinite quantity P5 Air Combat Training Systems contract and multiple foreign military sales.** The P5 system is now operational at approximately 15 U.S. bases and is ultimately planned for a total of 30.
- **Part of the winning team chosen by the U.S. Air Force to provide the Common Range Integrated Instrumentation System (CRIIS) for U.S. military test ranges.** If all options are exercised, Cubic's participation in the CRIIS program will have a total potential value of approximately $90 million over 7 years.
- **Awarded a $30 million prime contract by the U.S. Army to export our small arms virtual training systems to the Saudi Arabian National Guard.** This is our single largest export order ever for our EST 2000 virtual skills trainer.
- **Received $13 million in contracts to build turret crew stations for the Bradley Fighting Vehicle Simulator over a 4-year period, and a $13 million contract to provide basic skills and field tactical engagement equipment for the Javelin missile.** These contracts demonstrate our ability to provide a broad range of virtual training systems in support of the U.S. Army.
- **Selected to supply its miniature Common Data Link (CDL) as a key component for the prototype of a new unmanned airship.** Cubic's air data terminal will transfer surveillance imagery from the Stratospheric airship's radar system to ground terminals for U.S. homeland security threat detection and weather/environmental monitoring.

Tactical Engagement Simulations Systems

Cubic is combining decades of its Multiple Integrated Laser Engagement Simulation (MILES) system experience with fresh ideas to improve training for national infantry forces. Our cutting edge improvements run the gamut. From installation and setup, to high fidelity weapons simulations and reduced life cycle support costs, we are fielding leading edge technologies that address both army and soldier preferences.

Tactical Vehicle Systems

The U.S. Army's need for ease of use and efficiency shaped the design of our latest tactical vehicle system. Our vehicle system was chosen over the competition for its intuitive consumer features like touch screens, graphics, and Wi-Fi communications. These user friendly features appeal to today's smart-phone and tech savvy soldiers. It also simplifies system setup. With our equipment, soldiers spend more time on training. The Army will field our evolutionary systems-of-systems approach to replace legacy MILES equipment used in the army's force-on-force and force-on-target training exercises.

Cubic's virtual training systems provide cost-effective training for small infantry units, which play a critical role in U.S. and allied operations worldwide.

We offer a comprehensive range of MILES systems. They use infrared lasers to replicate the exchange and effects of weapons fire with small, lightweight components. Our lasers replicate the trajectory and ballistics of actual bullets with a high degree of precision, while our detectors record the effects. We equip soldiers, weapons, vehicles, buildings, fixed structures, and now watercraft for high fidelity training. Our live tactical engagement simulation systems are in use by more than 25 nations.

Virtual Training Systems



Small infantry units play a dominant role in the contemporary operational environment. In the heat of the battle, they need to quickly determine if and when to take decisive action. The success of their operations depends on sound decision making and tactical accuracy. Cubic's scenario-based small arms simulators provide the realistic training soldiers need to acquire and sustain these essential skills. From individual basic marksmanship skills to collective training, we offer a range of deployable virtual reality simulation and training systems.

Immersive Training

Making our training systems more realistic, relevant, and interoperable is a top priority for us. Late last year, we introduced our first immersive training system. This year we are providing CombatREDI™ to the Florida National Guard. Our system is a stepping stone toward the virtual training environment of the future. It features a helmet mounted display, game quality graphics, and sound effects. Looking into the display, trainees quickly enter a 360-degree "virtual reality" where they face adaptive adversaries, and move through a virtual world, including buildings, as if it were real. In addition, CombatREDI works with our vehicle trainer Warrior Skills Trainer. When networked together the systems enable dismounted and vehicle crews to engage in a shared virtual environment.

EST 2000

This year we expanded our international presence. We won our largest export contract ever for our Engagement Skills Trainer (EST) 2000. Under a contract with the U.S. Army, we are exporting a customized version of EST to the Saudi Arabian National Guard. Including the new order, our systems will soon be in a total of 10 nations.

Recognizing a need to modernize its small arms training, the Saudi Arabian National Guard selected Cubic's EST 2000 virtual skills trainer. They chose it for its versatility. EST is an indoor, multipurpose, multilane, small arms training simulator. It is also deployable. That means Guardsman can receive consistent training year-round from any one of the systems to be deployed across the Eastern, Central and Western Provinces. They will also be able to select English or Arabic at system startup. With our high resolution, lifelike animated graphics, Guardsman will train for a variety of tactical tasks requiring accuracy and judgmental use of force.

Ground Combat Training Systems

Cubic's leadership in ground combat training systems expanded this year with the receipt of a contract awarded by the Italian Army for an advanced instrumented combat training center. It is our first major program in Italy. Cubic will provide and integrate fully instrumented man-worn and vehicle MILES system kits to enhance the training of Italian forces in realistic operational settings.

This program will provide the Italian Army the most advanced instrumented combat training center in Europe. It includes live and constructive simulation capabilities at five different sites, and urban warfare training instrumentation.

Air Combat Training Systems

Cubic is known worldwide as the leading provider of air combat training systems. We are the prime contractor on the single most significant contract ever awarded for air combat training. As a result, P5 Combat Training Systems are and will be the predominant training system for U.S. and allied crews well into the 21st Century. We have reinforced our leadership in this area under a direct contract with Lockheed Martin. Ultimately, we will deliver training systems for every F-35 Joint Strike Fighter in the U.S. and allied fleet.

Cubic is expanding significantly into the air test and evaluation instrumentation market.

This year we entered the air test and evaluation market. We are playing a key role on a team developing the Common Range Integrated Instrumentation System (CRIIS) for U.S. military test ranges. The CRIIS program fulfills a critical Department of Defense (DoD) requirement to provide time, space, and position information (TSPI) and system test data to support weapon system testing for a variety of platforms, including advanced aircraft, ships, helicopters, unmanned aerial vehicles, ground vehicles and dismounted soldiers. As a team partner, Cubic will be responsible for portions of the design, development, packaging and integration for the airborne, ground vehicle, and shipboard subsystems.


AK

Fiscal Year 2010 Sales

- $386 million

2010 Year End Backlog

- $1.112 billion

Employees

1,400

Principal Lines of Business

- Electronic fare collection and management
- Operational services
- Maintenance services

Sales Mix



Type of Work

- Systems....................................54%
- Services and Spares.................46%

Key Discriminators

- Uniquely positioned as the only full service automated fare collection system and services provider in the industry
- Provider of the most comprehensive back-office computer system in use by transit authorities today
- Leader in supporting industry standards for regional and intermodal systems
- Significant installed base of new and legacy fare collection systems
- More than 40 years of experience designing, integrating, installing and supporting highly reliable automated fare collection systems in major cities

Key Innovations

- Nextfare®, a modular fare collection management system
- Pay-by-mobile-phone applications for public transit ticketing
- Third-party media fare payment applications
- xPERT™ retail network for smart card ticketing
- Tri-Reader®, an all-in-one reader that accepts bank cards, prepaid cards and smart card-enabled mobile phones


oyster

London/PRESTIGE/ Oyster Card In excess of $1.3 B since 1998


Testresenär

Sweden $45 M since 2005



Modena, Italy $4 M since 2004




CLIPPER

San Francisco Bay Area $271 M since 1999


tap

Los Angeles Region $238 M since 2002


SmarTrip

Washington D.C./ Baltimore/Virginia Region $209 M since 2000


Chicago
cta

Chicago $114 M since 1993



San Diego $33 M sin

Service and Spares Markets

Cubic provides a wide range of support services to transit agencies in more than 15 geographical markets worldwide:

- Atlanta, Georgia
- Boston, Massachusetts
- Chicago, Illinois
- Las Vegas, Nevada
- Los Angeles, California
- Miami, Florida
- Minneapolis, Minnesota
- New York/New Jersey
- Philadelphia/New Jersey
- San Diego, California
- San Francisco, California
- Ventura, California
- Washington, D.C.
- Brisbane, Australia
- London, U.K.
- Sydney, Australia
- Vancouver, B.C.

Cubic is integrating handheld devices with mobile applications to optimize field service response time and data management.


RVG30632
CUBIC


MetroCard
FREEDOM
SMARTLINK
breeze
marta
EASY
TRI-RAIL
EASY
go
CharlieCard
Region
ce 2002
Philadelphia/New Jersey
$13.6 M since 2005
New York/New Jersey Region
$568 M since 1991
Atlanta
$107 M since 2002
Miami
$59 M since 2008
Minneapolis/St. Paul
$22 M since 2002
Boston
$3.6 M since 2009
Brisbane, Australia
$185 M since 2003

Cubic is the world's leading provider of automated fare collection systems and services for public transit. Our rich heritage in this business began in the 1970's. Since then we have provided automated fare collection solutions to more than 90 transit authorities worldwide.

Cubic is the only full service provider in the industry. We design, develop, manufacture, supply, install, innovate, and support fare collection equipment and back-office computer systems essential for all modes of public transit. The services we provide to transit authorities help them to maintain, manage, operate, and support the most complex fare collection systems around the world.

Cubic provides complete end-to-end services for multiple transit authorities in the San Francisco Bay Area, which is the largest regional fare collection system in the U.S.

Cubic has delivered more than 400 projects in 40 major markets on five continents, totaling more than $4 billion in installed systems. Our innovative fare collection solutions incorporate advanced technologies that are changing how and where passengers pay for their fares.


CLIPPER



Key Accomplishments

- **Awarded a $341 million contract by the Public Transport Ticketing Corporation to provide Greater Sydney's Electronic Ticketing System.** Cubic will design, develop, and implement a new automated fare collection system for ferries, rail and buses, and provide managed services for 10 years.
- **Expanded services for London's public transit system.** This year we transitioned from the PRESTIGE contract to the Future Ticketing Agreement. As the prime contractor, we will provide revenue services, ticketing information, gates, and electronics for transport ticketing and fare collection within the entire system until 2013.
- **Awarded a $15 million follow-on contract by the South Florida Regional Transportation Authority to extend the Easy Card system.** Cubic will design, deliver, and provide services for the new Easy Card ticketing and revenue management system for regional travel in South Florida.
- **Awarded a $10 million contract by New York City Transit to provide advance-pay fare machines for New York City buses.** On Select Bus Service routes, patrons can now use their MetroCard℠ to pay fares before the bus arrives. This expedites bus service and enables increased ridership. Under a contract option, additional machines may be installed on an additional route.
- **Awarded a $10 million services contract by Washington Metropolitan Area Transit Authority to operate their SmarTrip® Regional Customer Service Center.** Cubic will provide a wide range of customer services under this 3-year contract, which includes options for 2 more years.
- **Delivered mobile ticketing applications in Germany.** Earlier this year we expanded mobile ticketing services for the Transport Association of Karlsruhe and Rhein-Main Verkehrsverbund. Now tech savvy passengers in these regions can use their Apple iPhone to purchase single tickets, day tickets, and group day tickets.
- **Supported the Metropolitan Transportation Commission in launching the Clipper Card℠ for use in the San Francisco Bay Area.** Cubic's Concord-based customer service team is now in charge of distributing the new smart card and providing comprehsensive services to Bay Area transit agencies. Our team also helped to create the Clipper website, and now maintains it.

This year, Cubic expanded its longtime support for the Washington Metropolitan Area Transit Authority (WMATA) and is now managing and operating their SmarTrip® Regional Customer Service Center with support from our Concord, CA customer support center.

NEW SYSTEMS

Sydney, Australia

This year we won a major contract for the new Electronic Ticketing System for Greater Sydney. This contract, in combination with our ongoing contract in Brisbane, significantly expands our presence in Australia. Now we will be equipping and providing services for automated fare collection systems in two of Australia's largest urban centers.

Ultimately, the new system will make transit more convenient across the Greater Sydney transport network. The system will be rolled out to Newcastle and the Hunter Region, as well as the Wollongong and the Illawarra, and the Blue Mountains.

Across the network, the system will simplify the payment of fares. Commuters will be able to use smart cards to "tag on" and "tag off" from validators or readers for multimodal travel between government ferries, government or private buses, and trains. The price of a journey will be automatically deducted from a smart card account when the patron "tags off" at the end of a journey.

This year, Cubic won a 14-year contract to provide systems and services for the new Electronic Ticketing System for Sydney and New South Wales.

For added convenience, commuters will be able to load value onto their transit cards online, or sign up for automatic deductions from a linked bank account or credit card. They will also be able to load cash onto their cards at retail outlets, and at machines primarily at train, ferry, and other public transport locations.

After the electronic ticketing system is installed, Cubic will operate the system for 10 years. Our services will include everything from customer website development and operation to a contact center for handling service calls 24/7. We will also support revenue management for the multiple public transport operators and agencies associated with the system, manage retail outlet services, and provide repairs and maintenance, and spares inventory.


HORNSBY
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The Public Transport Ticketing Corporation (PTTC) wanted a proven system based on best-of-breed technologies, and that is a key reason why they chose to rely on Cubic. We have successfully modernized automated fare collection systems involving multiple modes of transportation used by hundreds of millions of passengers in major cities worldwide. These cities include London, New York, Los Angeles, Atlanta, Chicago, Washington, D.C., San Francisco, and Brisbane.

South Florida

Transit agencies in South Florida are turning to Cubic to help them provide a regional public transit system. Last year we helped Miami-Dade take the first step. We designed, delivered and installed a new automated fare collection system for Miami-Dade Transit—all within 15 months of contract award. It was the first smart card system in the State of Florida. Branded as EASY Card, Miami Dade's system is now fully operational across all bus and rail services.

This year we are helping the South Florida Regional Transportation Authority (SFRTA). It is the tri-county public transit authority serving Broward, Miami-Dade, and Palm Beach counties, which is the fifth largest urban area in the nation. Ultimately we will help SFRTA, in cooperation with the three counties, to provide a unified multimodal public transit system for the region.


TRI-RAIL
MIAMI INTL. AIRPORT
812
812
TRI RAIL

Under the new contract, we will provide SFRTA with a new smart card ticketing and revenue management system that is interoperable with Miami-Dade's system. We will extend Miami-Dade Transit's EASY Card for regional travel on Tri-Rail Commuter Rail, which links Palm Beach and Broward Counties with Miami-Dade County. This commuter service will be the first of three potential transit operators to join the South Florida regional system.

In South Florida, Cubic is providing the first multiagency regional system that is compliant with the American Public Transportation Association's Contactless Fare Media Standard.

Tri-Rail's transactions will be handled by the Nextfare back-office system we provided for the Miami-Dade Transit system. Our Nextfare system is designed for use by multiple agencies. It integrates a business management system and passenger devices for smart card issuing, processing, and validating. Importantly, Nextfare keeps all proprietary information separate and secure, giving public transit agencies associated with the SFRTA a way to share resources and reduce costs.

Once Tri-Rail's EASY Card becomes available, both Miami Dade Transit and Tri-Rail's cards will have the ability to access each other's transit system. This interoperability will create the first multiagency regional system that is compliant with the American Public Transportation Association's Contactless Fare Media Standard. It has been adopted in public transport as the national standard.

Services

London

Cubic's ongoing support for London's Oyster® Card system entered a new phase this year when Transport for London (TfL) transferred its ticketing operations to Cubic. The new contract is known as the Future Ticketing Agreement (FTA). It runs until 2013. Under this contract, we are providing a wide range of services that simplify the delivery of Oyster and other ticketing services. Our span of support now includes revenue services, ticketing information, gates, and electronics for transport ticketing and fare collection within the entire system.

Our enduring commitment to the success of London's Oyster card system officially began in 1998. Under the original contract, Cubic was one of two principal partners in the TranSys Consortium. We developed, installed, managed, and maintained London's automated fare collection system for Transport for London (TfL). Under the FTA, TfL and Cubic will once again work together to continue the success of Oyster, including investigating the future potential for Oyster to be extended in new ways that will further improve the convenience of public transit.

Since its 2003 debut, the system has become highly successful and massive. Oyster has revolutionized travel in London and has become one of the world's leading smart card brands. Nearly 30 million cards have been issued and there are now more than 7 million of them in regular use. This includes intermodal travel on the underground, ferries, buses, Overground trains, and all commuter National Rail services in Greater London. In addition, we integrated ITSO, the U.K.'s smart card open standard, into the Oyster Card system, which will support interoperability between London's transport systems and other major cities in the country.

This year Cubic expanded the scope of services we provide for London's Oyster card ticketing system.

Providing reliable, affordable, and accessible service for the Oyster system is a demanding job. Millions of people depend on the system every day. Demands on the system are expected to peak when London hosts the 2012 Olympic and Paralympic Games.

Recognizing TfL's growing need for services, we moved the entire back-office system to Cubic's new state-of-the-art data centers. The smooth transition was a direct result of early planning and our extensive knowledge of the Oyster system gained over many years. The new infrastructure improvements will benefit all travelers in London because it will support existing and emerging technologies that will make travel easier.

Washington, D.C.

When the Washington Metropolitan Area Transit Authority (WMATA) in Washington, D.C. decided to outsource customer service for their smart card-based fare collection system, they chose Cubic. We designed and integrated WMATA's smart card system more than 10 years ago. Since then, we have been helping them to upgrade and expand their system.

Based on intimate knowledge of WMATA's fare collection system, we are now managing and operating their SmarTrip Regional Customer Service Center. Locally, we deliver and operate a smart card fulfillment center for SmarTrip card orders. We also deliver and support a merchant retail network where customers can buy and reload value on their SmarTrip cards.

We are also providing patron call center support for WMATA. For the first time, we are co-locating two U.S. patron call centers at our full service facility in Concord, CA. It supports WMATA and transit agencies in the San Francisco Bay Area. The services we remotely provide for WMATA are ideally suited for centralized support. This includes responding to phone calls or emails from patrons who need to register their smart card, receive account information, and retrieve lost passwords for online ordering. Our facility has the capacity to provide patron services for other transit agencies seeking to outsource their customer support.

Our center is staffed with customer support personnel who have experience in public transit ticketing and operations. By centralizing our services, we employ best practices learned from supporting multiple transit properties. This benefits all customers supported by our center.

New Fare Collection Technology

Advance Pay Fare Machines

On three New York City Transit (NYCT) Select Bus Service routes, MetroCard[SM] patrons can now pay fares before the bus arrives. Cubic installed new, weatherized versions of the MetroCard Express Machines to help speed boarding.

Our machines include user-friendly menus and screens, as well as a wireless network that connects to a central facility. Passengers insert their MetroCards into the devices and receive a receipt to show to an inspector on request. Cubic designed and delivered the MetroCard system to New York City Transit 17 years ago, and it remains one of the top-performing fare collection systems in the world.

Bar code readers

Many technologies are changing the way tech savvy transit patrons pay for their fares, and bar codes is one of them. We recently deployed bar code technology for Train Operating Company Chiltern Railways. Our technology will help reduce queues at ticket office windows for multiple railway stations serving London. With bar code technology, passengers can either prepurchase their travel ticket online, or by mobile phone service.

Passengers who buy their tickets in advance can bypass station ticket offices completely and head straight to the platform. This streamlines traffic in ticket halls and frees up staff for other duties. Our bar code technology works either by means of a mobile phone or paper print out.

Open payment

Third-party issued media, including bank cards, are another way our fare collection systems integrate multiple types of fare media. Our fare collection infrastructure will allow for the acceptance and account-based processing of bank or other third party issued cards and will comply with applicable standards, including banking, contactless cards, communications, and transit industry standards that are specific to geographical regions. Our focus is ensuring that open payments provide the same speed, security, and reliability of card-based fare collection.

Enabling mobile payment and bank card acceptance at the point of fare payment enhances convenience and service to transit patrons. This year we provided the first iPhone ticketing application for passengers in Rhein-Main and Karlsruhe regions of Germany. Now they can buy mobile tickets with their iPhones and check train schedules for the next departing train or where the nearest mode of public transport is departing. Cubic is currently developing the back-office system for Rhein-Main-Verkehrsverbund's contactless smartcard electronic ticketing, and will provide operational services after delivery. This contract was awarded to us in 2009 by Rhein Main Services, on behalf of the Transit Authority Rhein-Main-Verkehrsverbund.

Our fare collection systems accept multiple forms of media and payment methods, including contactless payment by bank cards, mobile devices, and bar codes.


Go
Pompano Beach
4/23/10 08:30

Our primary businesses are in the defense and transportation industries. For the year ended September 30, 2010, 68% of sales were derived from defense systems and services, while 32% were derived from transportation fare collection systems and other commercial operations. These are high technology businesses that design, manufacture and integrate complex systems to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 57% of sales in 2010 compared to 58% in 2009 and 54% in 2008.

Cubic Transportation Systems (CTS) develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies and a full scope of operational services that allow the agencies to efficiently collect fares, manage their operations, reduce shrinkage and make using public transit a more convenient and attractive option for commuters.

Cubic Defense Systems (CDS) is focused on two primary lines of business: Training Systems and Communications. The segment is a diversified supplier of live and virtual military training systems, and communication systems and products to the U.S. Department of Defense, other government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our communications products are aimed at intelligence, surveillance, and search and rescue markets. In 2010, through two acquisitions, we added new product lines including multi-band communication tracking devices, and cross domain hardware solutions to address multi-level security requirements.

Mission Support Services (MSS) is a leading provider of highly specialized support services including live, virtual, and constructive training; real-world mission rehearsal exercises; professional military education; information technology, information assurance and related cyber support; development of military doctrine; consequence management, infrastructure protection, and force protection; as well as support to field operations, force deployment and redeployment, and logistics.

CONSOLIDATED OVERVIEW

Sales increased 17% in fiscal 2010 after increasing 15% in 2009, due to growth in all three business segments in both years. Sales grew to $1.194 billion in 2010, compared to $1.017 billion in 2009 and $881.1 million in 2008. More than 80% of the growth in 2010 was organic, while the remainder came from the consolidation of TranSys, a variable interest entity (VIE), this year and from two small acquisitions we made during the year. The VIE added $29.9 million to 2010 sales; however these sales were at break-even against costs and therefore had no effect on operating income. Sales growth in 2010 without consolidation of the VIE would have been approximately 14%. In 2009, approximately 60% of the growth was organic, with the remainder coming from acquisitions we made in 2009 and late in 2008. See the segment discussions following for further information about segment sales.

Our operating income increased 25% in 2010 to $105.5 million from $84.7 million in 2009. Last year's results had included a provision for an uncollectable receivable of $3.1 million; however, this year we were able to recover the full amount plus attorney's fees, costs and interest, bringing the total recovery to $4.2 million. If the $4.2 million were subtracted from the 2010 results and $3.1 million added back to the 2009 results, operating income would have increased about 15% in 2010, commensurate with the increase in sales.

Operating income had increased 59% in fiscal 2009 from $53.3 million in 2008. The 2008 results had included a restructuring charge of $6.2 million and an operating loss of $15.6 million in the communications business within CDS. See the segment discussions following for further information about segment operating income.

Net income increased to $70.6 million ($2.64 per share) in 2010 from $55.7 million ($2.08 per share) in 2009 and $36.9 million ($1.38 per share) in 2008. Higher net income in both 2009 and 2010 resulted primarily from the improvement in operating income, as described above. In 2009, lower investment income, due to lower interest rates, partially offset the increase in operating income. The results in 2009 had also included a provision for settlement of a lawsuit of $1.4 million that reduced net income by approximately $0.9 million, after applicable income taxes, or $0.03 per share. The 2008 results had included a gain of $1.2 million on the sale of our investment in a defense-related joint venture that added approximately $0.8 million to net income, after applicable income taxes, or $0.03 per share. Reductions in tax contingency reserves accounted for approximately $1.7 million, $0.1 million and $1.2 million, respectively, of the 2010, 2009 and 2008 net income.

The gross margin from product sales was 28.1% in 2010 compared to 25.1% in 2009 and 21.4% in 2008. Improved performance from the CDS training systems business accounted for the increase in 2010 while improvement in the CDS communications business had contributed to the increase in 2009. The gross margin from service sales was 13.1% in 2010 compared to 16.1% in 2009 and 17.2% in 2008. The primary reason for the decrease in 2010 was the consolidation of TranSys, as mentioned above. This added nearly $30 million to sales in 2010, but at a very low gross margin, because this VIE was designed as a pass-through entity and is intended to break-even. In addition, MSS recorded a provision of $2.0 million in 2010 for a dispute with a customer over contract terms, further decreasing the services gross margin.

Selling, general and administrative (SG&A) expenses increased to $120.8 million or 10.1% of sales in 2010 compared to $111.8 million, or 11.0% of sales, in 2009, and $98.6 million, or 11.2% of sales, in 2008. The increase in 2010 is due primarily to increased bid and proposal costs, and growth of our business in Australia. Reversal in 2010 of the bad debt provision of $3.1 million made in 2009 partially offset the increase in SG&A from 2009 to 2010. SG&A had increased in 2009 due to the $3.1 million bad debt provision and from the businesses acquired in 2009 and late in 2008.

Amortization expense increased to $6.8 million or 0.6% of sales in 2010 compared to $6.4 million, or 0.6% of sales, in 2009, and $1.3 million, or 0.2% of sales, in 2008. The increase in 2010 was due primarily to the two small defense systems acquisitions made in 2010, while the increase in 2009 was a result of the acquisition of Omega Training Group Inc. (Omega) late in 2008.

Company sponsored research and development (R&D) spending was $19.0 million in 2010 compared to $8.2 million in 2009 and $12.2 million in 2008. We increased R&D spending in 2010 primarily related to new technologies for ground combat training systems in our defense systems business. In addition, we acquired two small businesses in the third quarter of 2010 and have invested in the development of their products for cyber security and global asset tracking in the fourth quarter. A significant portion of our R&D spending is incurred in connection with the performance of work on our contracts. The amount of contract required development activity in 2010 was $63 million, compared to $54 million in 2009 and $55 million in 2008; however, these costs are included in cost of sales, rather than R&D, as they are directly related to contract performance.

Interest and dividend income remained low in 2010, despite higher cash balances available for investment, due to low interest rates earned on our cash and short-term investments. Interest and dividend income was $1.6 million in 2010 and $1.7 million in 2009, compared to $6.4 million in 2008. Other Income (Expense) netted to income of $0.6 million in 2010 and $0.9 million in 2009 compared to an expense of $0.7 million in 2008. In 2010 and 2009 we realized foreign currency exchange gains on advances to our foreign subsidiaries, compared to a loss in 2008. Interest expense decreased to $1.8 million in 2010 compared to $2.0 million in 2009 and $2.7 million in 2008 due to a reduction in long-term borrowings over the three year period.

Our effective tax rate for 2010 was 33.3% of pretax income compared to 34.7% in 2009 and 35.6% in 2008. The effective rate decreased in 2010 compared to 2009 primarily because of the reversal of tax contingency provisions, due to the expiration of statutes, totaling $1.7 million compared to only $0.1 million in 2009. In addition, we did not provide for U.S. taxes on earnings of our foreign subsidiaries in 2010, as we consider them to be permanently reinvested. These factors were partially offset by a lower Research and Experimentation (R&E) credit realized in 2010 because U.S. Congress allowed the credit to expire as of December 31, 2009.

The effective rate had decreased in 2009 from 2008 because of a higher R&E credit due in part to an increase in qualifying activity. The R&E credit for 2009 had also included $0.8 million from fiscal 2008 that was not realized until 2009 because the credit had expired and was not reinstated by the U.S. Congress until the 2009 fiscal year. Higher income in the U.S. added to our effective tax rate in 2009 due to higher state income taxes, however, this was partially offset by a lower provision for taxes from foreign earnings repatriation. The effective rate in 2008 had also benefited from the reversal of tax contingency provisions of $1.2 million, due to the expiration of statutes.

Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

TRANSPORTATION SYSTEMS SEGMENT

Years ended September 30,	**2010**	**2009**	**2008**
		(in millions)	
Transportation Systems Sales	**$ 386.0**	$ 303.4	$ 272.3
Transportation Systems Operating Income	**$ 54.7**	$ 44.1	$ 43.0

CTS sales increased 27% in 2010 to $386.0 million from $303.4 million in 2009. Sales were higher in 2010 from work in the San Francisco Bay area, our contract with Transport for London (TfL), the installation of a gating system in Southern California and from our new contract in Sydney, Australia. These increases were partially offset by lower sales from a system installation contract in Florida, which was completed early in the year, and from train operating companies in the U.K. A portion of the sales increase from the TfL contract this year resulted from consolidation of the company's 50% owned subsidiary, TranSys, beginning in March of this year. This newly consolidated subsidiary added $29.9 million to sales in 2010. The average exchange rate between the British Pound and the U.S. Dollar was nearly identical in 2010 as in 2009, resulting in virtually no impact on sales for 2010 compared to 2009.

CTS sales had increased 11%, from $272.3 million in 2008 to $303.4 million in 2009. Sales had increased in North America from a fare collection development contract awarded in 2008, from the sale of spare parts and from contracts we added in a service business acquisition made in July 2009. In the U.K., higher sales came primarily from contracts with TfL and U.K. train operating companies; however, a lower average exchange rate between the British pound and the U.S. dollar in 2009 had resulted in a decrease in the dollar value of U.K. sales of $38.6 million compared to the rate in effect in 2008.

Operating income from CTS increased 24% in 2010 to $54.7 million from $44.1 million in 2009. Increased income resulted from higher sales and margins in North America and from slightly higher operating profits from European operations. A contract modification received in 2010 resolved a contingency on a contract in Europe, allowing us to reverse a reserve of $1.6 million. Results in 2009 had also included contract restructuring agreements that added $1.6 million to operating income and a foreign currency exchange gain that added $1.4 million. Results from European operations for 2010 also include a pension curtailment charge of $0.7 million. The additional sales from TranSys mentioned above did not add to operating income, because TranSys operates on a break-even basis, as it was designed to do. The average exchange rate between the British Pound and the U.S. Dollar was nearly identical in 2010 as in 2009, resulting in virtually no impact on operating income for 2010 compared to 2009.

CTS operating income had improved to $44.1 million in 2009 from $43.0 million in 2008, a 3% increase. Higher sales of spare parts added to operating income in 2009 as well as the contract restructuring agreements and currency gain mentioned above. As a result of one of the contract restructurings, we wrote off accounts receivable of $4.1 million against the associated allowance for doubtful accounts, resulting in no impact on operating income. In addition, the successful completion of a new fare collection system in North America had resulted in an additional contribution to operating income in 2009. Although operating income in the U.K. was higher in 2009 than in 2008 as a result of higher sales, the lower British pound vs. U.S. dollar exchange rate had negatively impacted operating income by $8.8 million in 2009.

DEFENSE SYSTEMS SEGMENT

Years ended September 30,	2010	2009	2008
		(in millions)	
Defense Systems Sales			
Training systems	**$ 297.4**	$ 238.5	$ 227.7
Communications	**61.9**	45.4	36.0
Other	**3.5**	1.5	11.6
	$ 362.8	$ 285.4	$ 275.3
Defense Systems Operating Income			
Training systems	**$ 26.9**	$ 16.2	$ 6.8
Communications	**4.3**	3.4	(15.6)
Other	**(2.5)**	(0.6)	(0.7)
	$ 28.7	$ 19.0	$ (9.5)

TRAINING SYSTEMS

Training systems sales increased 25% in 2010 to $297.4 million compared to $238.5 million in 2009. Sales were higher in 2010 from all major product lines, including air and ground combat training systems, MILES (Multiple Integrated Laser Engagement Simulation) equipment, and small arms training systems. Significant deliveries, in the fourth quarter, of air combat training systems to the U.S. military helped to push sales higher for the year, more than offsetting lower air combat training sales to customers in the Far East. Sales were also higher for the year from a ground combat training system we are building for a customer in the Far East.

Sales had increased to $238.5 million in 2009, a 5% increase over 2008 sales of $227.7 million. In 2009, sales of small arms virtual training systems and air combat training systems had increased compared to 2008, while ground combat training systems sales had decreased. Sales were higher in 2009 than in 2008 from the air combat training system contract known as P5 and from air combat training sales to the Far East. Sales were lower in 2009 from ground combat training systems in the U.K. and Canada.

Training systems operating income increased 66% in 2010 to $26.9 million, from $16.2 million in 2009. Higher sales from the ground combat training system in the Far East mentioned above added to operating income in 2010, as well as higher sales and improved profit margins from MILES. In addition, in 2009 we had established a $3.1 million allowance for doubtful accounts receivable related to a company through which we sold training systems products to the U.S. government because they failed to pass on to us cash they collected from the government on our behalf. In 2010, we were able to collect the entire amount plus attorney's fees, costs and interest, for a total recovery in 2010 of $4.2 million. These improvements were partially offset by lower operating income from lower sales of air combat training systems to customers in the Far East where we had realized higher margins last year. In addition, in the fourth quarter of 2010, we invested $3.2 million in the development of new ground combat training technology for tactical vehicles, which limited growth in our operating income in 2010. We expect further orders of this new system in future periods that will provide opportunities to recoup this investment.

Operating income in 2009 had more than doubled to $16.2 million from $6.8 million in 2008. Higher sales of air combat training systems and small arms virtual training systems in 2009 and higher profit margins on air combat training systems in the Far East had contributed to the improvement in 2009 over 2008. In addition, the 2008 results had included cost growth for the development of the next generation of MILES, which totaled $9.6 million compared to $3.6 million in 2009. Product shipments on this contract began in 2009 contributing to the improved results for the year compared to 2008.

COMMUNICATIONS

Communications sales grew 36% in 2010 to $61.9 million from $45.4 million in 2009. Sales were higher in 2010 from all three major product lines, including personnel locator systems, data links and power amplifiers. We began work on a new contract in 2010 called Video Scout and produced spare parts for the Joint-STARS system we delivered years ago, which contributed to the increase in data link sales.

Communications sales had improved 26% to $45.4 million in 2009 over 2008 sales of $36.0 million. In 2009, a settlement agreement reached with the U.S. Navy on a data link development contract had added $3.3 million to sales and facilitated progress toward completion of the contract, further increasing sales for the year. Sales were also higher in 2009 than 2008 from a contract to develop a data link for unmanned aerial vehicles for a U.K. customer. Lower sales of power amplifiers in 2009 had partially offset the growth in data link sales for the year.

Communications operating income increased to $4.3 million in 2010, compared to $3.4 million in 2009, which is a 26% increase. In 2010, higher operating income on higher sales from all three product lines was partially offset by development costs for new products, including Video Scout and a miniaturized common data link.

In 2009, operating income had improved dramatically from the $15.6 million loss we incurred in 2008. The settlement agreement with the U.S. Navy referred to above had no significant impact on operating income. The operating loss in 2008 had resulted from cost growth on three data link development contracts; however, in 2009 two of the three contracts generated operating income due to contract restructurings and change orders received. Lower sales of power amplifiers in 2009 had resulted in lower operating income than in 2008, partially offsetting the improvements in profitability from the data link contracts.

OTHER

In 2010, CDS added two new businesses through acquisitions that are developing cyber security and global asset tracking products. Subsequent to the acquisitions we have continued to invest in development of these product lines. These costs are reflected in the 2010 operating loss in the "other" caption on the table above. Results in 2008 had included sales from a VIE that we sold in 2008.

MISSION SUPPORT SERVICES SEGMENT

Years ended September 30,	2010	2009	2008
		(in millions)	
Mission Support Services Sales	**$ 443.3**	$ 424.4	$ 332.5
Mission Support Services Operating Income	**$ 26.5**	$ 27.9	$ 27.8

MSS sales increased 4% in 2010 over 2009 compared to a 28% increase in 2009 over 2008. Increased activity at the Joint Readiness Training Center (JRTC) in Fort Polk, LA and at the U.S. Army Quartermaster Center and School added to sales in both 2010 and 2009. In addition, higher sales from two contracts with the U.S. Marine Corps and a contract at the Joint Warfighting Center (JWFC) added to the sales total in 2010 compared to 2009. Partially offsetting these improvements in 2010 were lower sales from a trainer maintenance contract that we lost to a small business competitor and from a contract for services performed in Iraq that had added approximately $6.8 million to sales in 2009, but was completed. In 2010 we have also lost a number of individual positions on our contracts due to expanded U.S. Department of Defense in-sourcing policies that have limited MSS growth and may continue to do so in the near term. About half of the sales increase in 2009 had come from Omega, the company we acquired at the end of July 2008.

MSS operating income decreased 5% to $26.5 million in 2010 from $27.9 million in 2009. During the first quarter of 2010 we recorded a provision of $2.0 million for a dispute with a customer over contract terms. We are continuing to pursue alternatives for resolution that could lead to ultimate recovery of the full amount. At this time, however, we cannot quantify or determine the likelihood of recovery. The contract in Iraq mentioned above that was completed in 2009 also had added to operating income in 2009. Higher operating income on higher sales in 2010 from the contracts mentioned above partially offset these decreases when compared to 2009.

Operating income from MSS had increased less than 1% in 2009 to $27.9 from $27.8 million in 2008. In 2009, higher sales from the JRTC contract had helped to increase operating profits compared to 2008, in addition to better performance from certain operations and maintenance contracts. However, we realized lower operating income in 2009 from a new U.S. Marine Corps contract, as it was competitively bid at a lower profit margin than we had experienced from the previous Marine Corps contract. In 2009, a contract modification that reimbursed us for out-of-scope costs we had incurred in 2008 related to the completed Marine Corps contract, had added $1.2 million to operating income. However, offsetting this in 2009 was a reserve of $1.4 million we provided for settlement of a wage-related lawsuit on one of our contracts in California. In addition, the new company, Omega, had contributed over $2 million to operating income in the first two months we owned it in 2008; however, the contract that generated much of that profit was scaled back significantly in 2009, resulting in lower operating income.

Amortization of purchased intangibles included in the MSS results amounted to $4.5 million, $5.4 million and $0.9 million in 2010, 2009 and 2008, respectively.

BACKLOG

September 30,	2010	2009
	(in millions)	
Total backlog		
Transportation Systems	**$ 1,112.6**	$ 772.2
Mission Support Services	**850.3**	855.5
Defense Systems		
Training systems	**469.0**	484.4
Communications	**46.6**	69.0
Other	**7.8**	2.3
Total Defense Systems	**523.4**	555.7
Total	**$ 2,486.3**	$ 2,183.4
Funded backlog		
Transportation Systems	**$ 1,112.6**	$ 772.2
Mission Support Services	**236.3**	206.7
Defense Systems		
Training systems	**469.0**	484.4
Communications	**46.6**	69.0
Other	**7.8**	2.3
Total Defense Systems	**523.4**	555.7
Total	**$ 1,872.3**	$ 1,534.6

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised. In addition to the amounts identified above, we have been selected as a participant in or, in some cases, the sole contractor for several substantial indefinite delivery/ indefinite quantity (IDIQ) contracts. IDIQ contracts are not included in backlog until an order is received.

A decrease in the value of the British pound vs. the U.S. dollar between September 30, 2009 and September 30, 2010, resulted in a decrease in transportation systems backlog of approximately $8 million.

NEW ACCOUNTING STANDARDS

In December 2007 the FASB issued an accounting standard that applies to all transactions or other events in which an entity obtains control of one or more businesses. This standard applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. We adopted this standard in the fiscal year beginning October 1, 2009 with no material impact to our results of operations, financial position or cash flows. The future impact of this standard will depend on the size and structure of future acquisitions.

In December 2007, the FASB issued an accounting standard that requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This standard is effective for fiscal years beginning after December 15, 2008. We adopted this standard in the fiscal year beginning October 1, 2009 with no material impact to our results of operations, financial position or cash flows.

In December 2008, the FASB issued a standard which expands the disclosure requirements about plan assets for defined benefit pension plans and postretirement plans. This standard is effective for financial statements issued for fiscal years ending after December 15, 2009, which for us is this fiscal year. The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

In June 2009, the FASB issued a standard which changes the approach in determining whether an entity is a variable interest entity, and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. This standard is effective for the first annual reporting period that begins after November 15, 2009, which for us will be the fiscal year beginning October 1, 2010. The adoption of this standard is not expected to have a significant impact on our results of operations, financial position or cash flows. The future impact of this standard will depend on the size and structure of future investments in variable interest entities.

In October 2009, the FASB issued revised accounting guidance relating to multiple-deliverable revenue arrangements, which can be applied prospectively or retrospectively. This guidance modifies the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurement required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This revised guidance is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010, although early adoption is allowed. We have elected to early adopt this guidance prospectively as of October 1, 2009. The adoption of this update did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In January 2010, the FASB issued an accounting standard that requires all entities to provide information about movements of assets among Level 1 and 2 of the three-tier fair value hierarchy, and provide a reconciliation of purchases, sales, issuance, and settlements of anything valued with a Level 3 method. This standard is effective for fiscal years beginning after December 15, 2010. We do not expect the adoption of this standard to have a material impact on our results of operations, financial position or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided cash of $111.7 million in 2010, compared to $176.0 million in 2009, and $92.7 million in 2008. In addition to cash generated by earnings, a decrease in accounts receivable in each of the three years amounting to $28.6 million, $36.2 million and $40.5 million in 2010, 2009 and 2008, respectively, contributed to the positive cash flows. In addition, net customer advances of $20.7 million, $48.7 million and $17.0 million in 2010, 2009 and 2008, respectively, added to the positive result. A decrease in inventory of $16.6 million also contributed to the positive results in 2010. For 2009 and 2008, an increase in inventory partially offset the improvements, using cash of $4.3 million and $18.7 million, respectively. Positive operating cash flows in 2010, 2009 and 2008 came from all three segments. In 2010 and 2008, CTS provided the greatest portion of the positive cash flows, while in 2009, CDS provided more than half of the operating cash flows. Partially offsetting the positive operating cash flows for 2010 was a payment of $27.0 million in value added tax (VAT) during the third quarter, related to the wind-up of the PRESTIGE contract within TranSys, our 50% owned variable interest entity. We consolidated TranSys with our results for the first time in the second quarter of 2010, adding cash of $38.3 million to investing activities, a portion of which was used to make this VAT payment which is included in operating activities.

We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. At September 30, 2010, this balance was $28.1 million compared to $13.4 million at September 30, 2009. The increase came from a transportation related contract in North America that included long-term financing provided to the customer.

Cash flows used in investing activities in 2010 included $7.4 million for two small defense systems acquisitions made during the year, and an additional payment of $0.9 million for a transportation systems acquisition made in 2009. As mentioned above, the consolidation of TranSys added $38.3 million to cash from investing activities. We also made normal capital expenditures of $6.9 million and net purchases of short-term investments totaling $76.0 million in 2010. In 2009, two transportation systems acquisitions used $13.9 million, as well as the final payment of $6.1 million from our 2008 acquisition of Omega. We also made normal capital expenditures of $5.3 million and purchased short-term investments totaling $8.1 million in 2009. In 2008 our acquisition of Omega used cash of $53.8 million, net of cash acquired. We made capital expenditures of $8.1 million in 2008, partially offset by proceeds of $1.8 million from the sale of our interest in a joint venture. We also liquidated $27.2 million of short-term investments in early 2008, thereby avoiding much of the turmoil in the credit markets that occurred later in that year.

Financing activities in 2010 included scheduled payments on long-term borrowings of $4.5 million and the payment of a dividend to shareholders of $4.8 million (18 cents per share). Similarly, in 2009 and 2008 financing activities included payments on long-term borrowings of $6.0 million and $6.1 million, respectively, and both years included payments of dividends to shareholders of $4.8 million (18 cents per share).

The accumulated deficit in other comprehensive income (loss) decreased $1.6 million in 2010 due to a positive adjustment from foreign currency translation of $2.1 million and an unrealized gain on cash flow hedges of $1.5 million. Partially offsetting these positive adjustments was an increase in the recorded liability for our pension plans of $1.9 million after applicable income taxes. These adjustments resulted in a negative balance in accumulated other comprehensive income of $9.7 million at September 30, 2010 compared to a negative balance of $11.4 million at September 30, 2009.

The pension plan unfunded balance increased from the September 30, 2009 balance of $32.2 million to $37.0 million at September 30, 2010. This decrease in the funded position can be attributed primarily to a decrease in the discount rate we used to calculate the pension liability.

The net deferred tax asset increased to $36.4 million at September 30, 2010 compared to $36.2 million at September 30, 2009. The increase included the effect of recording adjustments to the pension liability through other comprehensive income, which resulted in an additional deferred tax asset of $1.0 million at September 30, 2010. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $367.6 million and a current ratio of 2.2 to 1 at September 30, 2010. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to a short-term borrowing arrangement we have in New Zealand, we have a committed three year credit facility from a group of financial institutions in the U.S., aggregating $150 million. This agreement will expire in December 2012. As of September 30, 2010, $61.4 million of this capacity was used for letters of credit, leaving an additional $88.6 million available. Our total debt to capital ratio at September 30, 2010 was 4%. In addition, our cash and short-term investments totaled $379.5 million at September 30, 2010 which exceeded our total long-term debt by $359.0 million. Our cash is invested primarily in highly liquid government treasury and other agency instruments in the U.S. and Europe.

The following is a schedule of our contractual obligations outstanding as of September 30, 2010:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Long-term debt	$ 20.5	$ 4.5	$ 9.1	$ 5.1	$ 1.8
Interest payments	2.8	1.1	1.2	0.3	0.2
Operating leases	25.4	7.1	9.8	5.3	3.2
Deferred compensation	9.4	0.9	1.6	1.1	5.8
	$ 58.1	$ 13.6	$ 21.7	$ 11.8	$ 11.0

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Our consolidated financial statements are based on the application of U.S. Generally Accepted Accounting Principles (GAAP), which require us to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements. We believe the estimates set forth below may involve a higher degree of judgment and complexity in their application than our other accounting estimates and represent the critical accounting estimates used in the preparation of our consolidated financial statements. We believe our judgments related to these accounting estimates are appropriate. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

Revenue Recognition

A significant portion of our business is derived from long-term development, production and system integration contracts. We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed price contracts on a percentage of completion basis using the cost-to-cost method to measure progress toward completion. Many of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure is a modification of the percentage-of-completion method, which recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries.

As a general rule, we recognize sales and profits earlier in a production cycle when we use the cost-to-cost method of percentage of completion accounting than when we use the units-of-delivery method. In addition, our profits and margins may vary materially depending on the types of long-term contracts undertaken, the costs incurred in their performance, the achievement of other performance objectives, and the stage of performance at which the right to receive fees, particularly under award and incentive fee contracts, is finally determined.

Award fees and incentives related to performance on contracts, which are generally awarded at the discretion of the customer, as well as penalties related to contract performance, are considered in estimating sales and profit rates. Estimates of award fees are based on actual awards and anticipated performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are generally not recognized until the event occurs. Those incentives and penalties are recorded when there is sufficient information for us to assess anticipated performance.

Accounting for long-term contracts requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the scope and nature of the work required to be performed on many of our contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs include material, labor, and subcontracting costs, as well as an allocation of indirect costs. We have to make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, estimated increases in wages and prices for materials, performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. For contract change orders, claims, or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. We have accounting policies in place to address these, as well as other contractual and business arrangements to properly account for long-term contracts.

Products and services provided under long-term, fixed-price contracts represented approximately 73% of our net sales for 2010. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if our underlying circumstances were to change. For example, if underlying assumptions were to change such that our estimated profit rate at completion for all fixed-price contracts was higher or lower by one percentage point, our 2010 net earnings would have increased or decreased by approximately $6 million. When adjustments in estimated contract revenues or estimated costs at completion are required, any changes from prior estimates are recognized by recording adjustments in the current period for the inception-to-date effect of the changes on current and prior periods. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.

We occasionally enter into contracts, primarily in our transportation systems business, that include multiple deliverables such as the construction or upgrade of a system and subsequent services related to the delivered system. Historically, these contracts have not been common in our business; however, recently we have seen an increase in the number of customer requests for proposal that include this type of contractual arrangement. An example of this is a contract we entered into in 2010 to provide system upgrades and long-term services for the Sydney, Australia Electronic Ticketing System. We elected to adopt updated authoritative accounting guidance for multiple-element arrangements in 2010 on a prospective basis. For contracts of this nature entered into in 2010 and beyond, the contract value is allocated at the inception of the contract to the different contract elements based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence exists, we use our best estimate of the selling price for each deliverable. Once the contract value is allocated to the separate deliverables, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the percentage completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned. The judgment we apply in allocating the relative selling price to each deliverable can have a significant impact on the timing of recognizing revenues and operating income on a contract.

Revenue under contracts for services other than those associated with design, development, or production activities is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. The majority of our services contracts are in our MSS and CTS segments, Services contracts primarily include outsourcing-type arrangements and operations and maintenance contracts. Revenue under such contracts is generally recognized on a straight-line basis over the period of contract performance, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern. Costs incurred under these services contracts are expensed as incurred. Earnings related to services contracts may fluctuate from period to period, particularly in the earlier phases of the contract. Award fees and incentives related to performance on services contracts at MSS are generally accrued during the performance of the contract based on our historical experience with such awards. Incentive fees included in some of our transportation systems service contracts are recognized when they become fixed and determinable based on the provisions of the contract. Often these fees are based on meeting certain contractually required service levels or based on system usage levels.

More than half of our total sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. Government. Cost-based pricing is determined under the Federal Acquisition Regulation (FAR). The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. Government contracts. For example, costs such as those related to charitable contributions, interest expense, and certain advertising activities are unallowable, and therefore not recoverable through sales.

We closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting. Business segment personnel evaluate our contracts through periodic contract status and performance reviews. Corporate management and our internal auditors also monitor compliance with our revenue recognition policies and review contract status with segment personnel. Costs incurred and allocated to contracts are reviewed for compliance with U.S. Government regulations by our personnel, and are subject to audit by the Defense Contract Audit Agency. For other information on accounting policies we have in place for recognizing sales and profits, see our discussion under "Revenue Recognition" in Note 1 to the financial statements.

Income Taxes

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe it is more-likely-than-not a tax position taken or expected to be taken in a tax return, if examined, would be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements.

We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the U.S. for the foreseeable future. These undistributed earnings totaled approximately $90.2 million at September 30, 2010. Annually we evaluate the capital requirements in our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. Whether or not we actually repatriate the excess capital in the form of a dividend, we would provide for U.S. taxes on the amount determined to be available for distribution. This evaluation is judgmental in nature and, therefore, the amount of U.S. taxes provided on undistributed earnings of our foreign subsidiaries is affected by these judgments.

Purchased Intangibles

We generally fund acquisitions using cash on hand. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition day, with any excess purchase price recorded as goodwill. We amortize intangible assets acquired as part of business combinations over their estimated useful lives unless their useful lives are determined to be indefinite. For certain business combinations, we utilize independent valuations to assist us in recording purchased intangibles. Our purchased intangibles primarily relate to contracts and programs acquired and customer relationships, which are amortized over periods of 15 years or less. The determination of the value and useful life of purchased intangibles is judgmental in nature and, therefore, the amount of annual amortization expense we record is affected by these judgments. For example, if the weighted average amortization period for our purchased intangibles was one year less than we have determined, our 2010 net earnings would have decreased by approximately $0.7 million.

Valuation of Goodwill

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. Our annual testing date is June 30. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	**2010**	**2009**
	(in millions)	
Mission Support Services	**$ 36.7**	$ 36.7
Defense Systems	**20.1**	15.3
Transportation Systems	**7.3**	7.4
Total goodwill	**$ 64.1**	$ 59.4

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and comparisons with recent transactions and market multiples from publically traded comparable companies. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

For fiscal 2010, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios, and by calculating a terminal value at the end of five years for our defense segments, and three years for our transportation segment. The annual growth rates for sales ranged from 7.8% to 13.5% and for operating profit margins ranged from 6.3% to 7.8% for the reporting units, beyond the discrete forecast period. The future cash flows were discounted to present value using a discount rate of 11.5% for our defense segments, and 10.0% for our transportation segment. The estimated fair value of each of our reporting units was in excess of the carrying value and, accordingly, there was no indicator that goodwill was impaired as of June 30, 2010. Changes in estimates and assumptions we make in conducting our goodwill assessment could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. However, the fair value of our reporting units would remain in excess of their respective carrying values even if there were a 10% decrease in their fair value at June 30, 2010.

Pension Costs

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Mortality rates are based on published mortality tables. Retirement rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans limits the impact any individual assumption changes can have on earnings. For example, if the assumed rate of return on pension assets was 50 basis points higher or lower than we have determined, our 2010 net earnings would have increased or decreased by approximately $0.4 million.

	September 30, 2010	September 30, 2009
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 295,434**	$ 244,074
Short-term investments	**84,081**	8,127
Accounts receivable:		
Trade and other receivables	**11,594**	12,833
Long-term contracts	**199,353**	223,186
Allowance for doubtful accounts	**(663)**	(4,558)
	210,284	231,461
Inventories	**32,820**	49,107
Deferred income taxes	**17,825**	22,132
Prepaid expenses and other current assets	**25,893**	29,957
TOTAL CURRENT ASSETS	**666,337**	584,858
LONG-TERM CONTRACT RECEIVABLES	**28,080**	13,400
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	**15,821**	15,292
Buildings and improvements	**42,754**	42,661
Machinery and other equipment	**82,129**	80,018
Leasehold improvements	**4,829**	4,685
Accumulated depreciation and amortization	**(98,064)**	(93,761)
	47,469	48,895
OTHER ASSETS		
Deferred income taxes	**18,570**	14,082
Goodwill	**64,142**	59,433
Purchased intangibles	**26,295**	28,618
Miscellaneous other assets	**5,196**	7,029
	114,203	109,162
TOTAL ASSETS	**$ 856,089**	$ 756,315

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2010	September 30, 2009
	(in thousands)	
CURRENT LIABILITIES		
Trade accounts payable	$ 33,638	$ 28,626
Customer advances	139,723	123,458
Accrued compensation	48,994	49,134
Other current liabilities	60,041	60,402
Income taxes payable	11,787	3,491
Current maturities of long-term debt	4,545	4,554
TOTAL CURRENT LIABILITIES	298,728	269,665
LONG-TERM DEBT	15,949	20,570
OTHER LIABILITIES		
Accrued pension liability	37,015	32,214
Deferred compensation	8,508	7,902
Income taxes payable	3,382	5,119
Other non-current liabilities	4,748	-
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value:		
Authorized--5,000 shares		
Issued and outstanding--none	-	-
Common stock, no par value:		
Authorized--50,000 shares		
2010--Issued 35,682 shares, outstanding--26,736 shares		
2009--Issued 35,677 shares, outstanding--26,732 shares	12,574	12,530
Retained earnings	521,567	455,743
Accumulated other comprehensive income (loss)	(9,745)	(11,357)
Treasury stock at cost:		
2010 and 2009--8,945 shares	(36,074)	(36,071)
Shareholders' equity related to Cubic	488,322	420,845
Noncontrolling interest in variable interest entity	(563)	-
Total Shareholders' equity	487,759	420,845
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 856,089	$ 756,315

	Years Ended September 30,		
	2010	**2009**	**2008**
	(in thousands, except per share data)		
Net sales:			
Products	**$ 636,739**	$ 526,879	$ 478,478
Services	**557,450**	489,778	402,657
	1,194,189	1,016,657	881,135
Costs and expenses:			
Products	**457,651**	394,478	376,213
Services	**484,343**	411,038	333,268
Selling, general and administrative expenses	**120,848**	111,828	98,613
Restructuring costs	**-**	-	6,203
Research and development	**18,976**	8,173	12,231
Amortization of purchased intangibles	**6,846**	6,432	1,343
	1,088,664	931,949	827,871
Operating income	**105,525**	84,708	53,264
Other income (expenses):			
Gain on sale of assets	**-**	-	1,238
Interest and dividends	**1,590**	1,664	6,351
Interest expense	**(1,755)**	(2,031)	(2,745)
Other income (expense)	**561**	899	(653)
Minority interest in income of subsidiary	**-**	-	(216)
Income before income taxes	**105,921**	85,240	57,239
Income taxes	**35,285**	29,554	20,385
Net income	**$ 70,636**	$ 55,686	$ 36,854
Basic and diluted net income per common share	**$ 2.64**	$ 2.08	$ 1.38
Average number of common shares outstanding	**26,735**	26,731	26,725

See accompanying notes.

	Years Ended September 30,		
	2010	2009	2008
		(in thousands)	
Operating Activities:			
Net income	**$ 70,636**	$ 55,686	$ 36,854
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**14,469**	15,586	9,688
Deferred income taxes	**(164)**	3,346	(6,203)
Provision for doubtful accounts	**(3,889)**	3,038	(39)
Gain on sale of assets	**-**	-	(1,238)
Minority interest in income of subsidiary	**-**	-	216
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	**28,565**	36,211	40,495
Inventories	**16,638**	(4,275)	(18,748)
Prepaid expenses and other current assets	**4,401**	5,141	451
Accounts payable and other current liabilities	**(27,498)**	14,175	4,037
Customer advances	**20,672**	48,663	16,952
Income taxes	**(14,614)**	(2,890)	7,835
Other items - net	**2,507**	1,352	2,355
NET CASH PROVIDED BY OPERATING ACTIVITIES	**111,723**	176,033	92,655
Investing Activities:			
Acquisition of businesses, net of cash acquired	**(8,250)**	(19,965)	(53,776)
Consolidation of variable interest entity	**38,264**	-	-
Proceeds from sale of assets	**-**	-	1,779
Proceeds from sale of short-term investments	**82,992**	-	66,160
Purchases of short-term investments	**(158,946)**	(8,127)	(39,070)
Purchases of property, plant and equipment	**(6,878)**	(5,332)	(8,100)
Other items - net	**-**	41	(2,254)
NET CASH USED IN INVESTING ACTIVITIES	**(52,818)**	(33,383)	(35,261)
Financing Activities:			
Principal payments on long-term debt	**(4,541)**	(5,970)	(6,112)
Proceeds from issuance of common stock	**44**	45	128
Purchases of treasury stock	**(3)**	-	(2)
Dividends paid to shareholders	**(4,812)**	(4,811)	(4,810)
NET CASH USED IN FINANCING ACTIVITIES	**(9,312)**	(10,736)	(10,796)
Effect of exchange rates on cash	**1,767**	(536)	(7,465)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**51,360**	131,378	39,133
Cash and cash equivalents at the beginning of the year	**244,074**	112,696	73,563
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**$ 295,434**	$ 244,074	$ 112,696

See accompanying notes.

(in thousands except per share amounts)	Comprehensive Income	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interest in VIE	Number of Shares Outstanding
October 1, 2007		$ 12,357	$ 375,299	$ 31,184	$ (36,069)	$ -	26,720
Comprehensive income:							
Net income	$ 36,854	-	36,854	-	-	-	-
Increase in minimum pension liability, net of taxes	(12,383)	-	-	(12,383)	-	-	-
Foreign currency translation adjustment	(11,231)	-	-	(11,231)	-	-	-
Comprehensive income	$ 13,240						
Adoption of new accounting pronouncement		-	(2,475)	-	-	-	-
Stock issued under equity incentive plan		128	-	-	-	-	7
Purchase of treasury stock		-	-	-	(2)	-	-
Cash dividends paid -- $.18 per share of common stock		-	(4,810)	-	-	-	-
September 30, 2008		12,485	404,868	7,570	(36,071)	-	26,727
Comprehensive income:							
Net income	$ 55,686	-	55,686	-	-	-	-
Increase in minimum pension liability, net of taxes	(15,155)	-	-	(15,155)	-	-	-
Foreign currency translation adjustment	(3,884)	-	-	(3,884)	-	-	-
Net unrealized gains from cash flow hedges	112	-	-	112	-	-	-
Comprehensive income	$ 36,759						
Stock issued under equity incentive plan		45	-	-	-	-	5
Cash dividends paid -- $.18 per share of common stock		-	(4,811)	-	-	-	-
September 30, 2009		12,530	455,743	(11,357)	(36,071)	-	26,732
Comprehensive income:							
Net income	$ 70,636	-	70,636	-	-	-	-
Increase in minimum pension liability, net of taxes	(1,932)	-	-	(1,932)	-	-	-
Foreign currency translation adjustment	2,061	-	-	2,061	-	-	-
Net unrealized gains from cash flow hedges	1,483	-	-	1,483	-	-	-
Comprehensive income	$ 72,248						
Consolidation of variable interest entity		-	-	-	-	(563)	-
Stock issued under equity incentive plan		44	-	-	-	-	4
Purchase of treasury stock		-	-	-	(3)	-	-
Cash dividends paid -- $.18 per share of common stock		-	(4,812)	-	-	-	-
September 30, 2010		$ 12,574	$ 521,567	$ (9,745)	$ (36,074)	$ (563)	26,736

See accompanying notes.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of the Business: We design, develop and manufacture products which are mainly electronic in nature, provide government services and services related to products previously produced by us and others. Our principal lines of business are defense systems, defense services, and transportation fare collection systems and services. Our principal customers for defense products and services are the United States and foreign governments. Our transportation fare collection systems and services are sold primarily to large local government agencies in the United States and worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation, its majority-owned subsidiaries and, as of March 5, 2010, its 50% owned variable interest entity, Transaction Systems Limited (TranSys). We consolidate variable interest entities (VIE) when we determine that Cubic is the primary beneficiary of the VIE. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. We translate our statements of income and cash flows at the average exchange rates for each year. Transaction gains and losses on advances to foreign subsidiaries amounted to a $0.8 million gain in 2010, $1.8 million gain in 2009, and a $1.0 million loss in 2008.

Cash Equivalents: We consider highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: We have established guidelines pursuant to which our cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. We achieve diversification by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Fair Value of Financial Instruments: We carry financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities at cost, which we believe approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt is calculated by discounting the value of the note based on market interest rates for similar debt instruments. At September 30, 2010, the fair value of our long-term debt was estimated to be approximately $21.6 million compared to a carrying value of $20.5 million. At September 30, 2009 the fair value of our long-term debt approximated the carrying value of the debt. Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and local government agencies for transportation systems. Due to the nature of our customers, we generally do not require collateral. We have limited exposure to credit risk as we have historically collected substantially all of our receivables from government agencies. We generally require no allowance for doubtful accounts for these customers unless specific contractual circumstances warrant it.

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 - Significant inputs to the valuation model are unobservable.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

The following table presents assets and liabilities measured and recorded at fair value on our Balance Sheet on a recurring basis (in thousands). The fair value of cash equivalents and short term investments approximates their cost. The maturity dates of certificates of deposit are within approximately one year. The maturity dates of U.S. government agency securities and tax exempt bonds are approximately two years.

	September 30, 2010			September 30,
	Level 1	**Level 2**	**Total**	**2009**
Assets				
Cash equivalents - money market funds	$ 129,756	$ -	$ 129,756	$ 178,893
Short-term investments - U.S. government agency	36,000	-	36,000	8,127
Short-term investments - tax exempt bonds	48,081		48,081	-
Current derivative assets	-	11,428	11,428	18,106
Total assets	213,837	11,428	225,265	205,126
Liabilities				
Current derivative liabilities	-	3,193	3,193	17,933
Noncurrent derivative liabilities	-	4,748	4,748	-
Net assets	$ 213,837	$ 3,487	$ 217,324	$ 187,193

Short-term Investments: Short-term investments include marketable U.S. government agency securities and pre-refunded tax exempt bonds that may be purchased at a discount or premium, may have callable options, and are categorized as available-for-sale securities. The securities in our portfolio had contractual maturities up to approximately two years at September 30, 2010. We record short-term investments at fair value and we would record any net difference between fair market value and cost in Accumulated Other Comprehensive Income (Loss) on the Consolidated Balance Sheets; however, the difference between cost and fair market value was not material at September 30, 2010.

Inventories: We state our inventories at the lower of cost or market. We determine cost using the first-in, first-out (FIFO) method, which approximates current replacement cost. We value our work in process at the actual production and engineering costs incurred to date, including applicable overhead, and reduce the value by charging any amounts in excess of estimated realizable value to cost of sales. Where contracts include advances, performance-based payments and progress payments, we reflect the advances as an offset against any related inventory balances. Costs we incur for certain government contracts include general and administrative costs as allowed by government cost accounting standards. The amounts remaining in inventory at September 30, 2010 and 2009 were $4.2 million and $7.4 million respectively.

Property, Plant and Equipment: We carry property, plant and equipment at cost. We provide depreciation in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, we use straight-line methods for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. We use accelerated methods (declining balance and sum-of-the-years-digits) for machinery and equipment over estimated useful lives ranging from five to seven years. Our provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $7.6 million, $9.2 million and $8.3 million in 2010, 2009 and 2008, respectively.

Goodwill: We evaluate goodwill for potential impairment annually as of June 30 by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, we would measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill.

The changes in the carrying amount of goodwill for the two years ended September 30, 2010 are as follows:

	Transportation Systems	Defense Systems	Mission Support Services	Total
		(in thousands)		
Balances at October 1, 2008	$ 8,210	$ 16,087	$ 36,735	$ 61,032
Reduction of acquired tax accrual	-	(1,083)	-	(1,083)
Foreign currency exchange rate changes	(772)	256	-	(516)
Balances at September 30, 2009	7,438	15,260	36,735	59,433
Goodwill acquired during the year	-	4,767	-	4,767
Foreign currency exchange rate changes	(115)	57	-	(58)
Balances at September 30, 2010	$ 7,323	$ 20,084	$ 36,735	$ 64,142

Purchased Intangible Assets: The table below summarizes our purchased intangible assets (in thousands):

	September 30, 2010			September 30, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract and program intangibles	**$ 38,560**	**$ (15,170)**	**$ 23,390**	$ 35,614	$ (8,875)	$ 26,739
In-process research & development	**1,671**	**-**	**1,671**	-	-	-
Other purchased intangibles	**2,787**	**(1,553)**	**1,234**	2,787	(908)	1,879
Total	**$ 43,018**	**$ (16,723)**	**$ 26,295**	$ 38,401	$ (9,783)	$ 28,618

We acquired two small defense system companies in 2010, which added $4.8 million to goodwill, and $4.3 million to in-process research and development and contract and program intangibles. We believe the purchased intangibles and goodwill acquired in 2010 will be tax deductible over a 15 year amortization period in accordance with U.S. tax regulations.

Our purchased intangible assets are subject to amortization and we use a combination of straight-line and accelerated methods, based on the expected cash flows from the assets, over a weighted average period of 7 years. Total amortization expense for 2010, 2009, and 2008, was $6.8 million, $6.4 million and $1.3 million, respectively.

The table below shows our expected amortization for purchased intangibles as of September 30, 2010, for each of the next five years (in thousands):

	Transportation Systems	Defense Systems	Mission Support Services	Total
2011	$ 1,835	$ 1,376	$ 3,550	$ 6,761
2012	1,692	1,160	2,650	5,502
2013	1,651	1,020	1,734	4,405
2014	1,651	326	750	2,727
2015	1,470	188	-	1,658
Thereafter	5,177	65	-	5,242
	$ 13,476	$ 4,135	$ 8,684	$ 26,295

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Impairment of Long-Lived Assets: We generally evaluate the carrying values of long-lived assets other than goodwill for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. If we determined there was any impairment, we would measure it by comparing the fair value of the related asset to its carrying value and record the difference in the current period. Fair value is generally determined by identifying estimated discounted cash flows to be generated by those assets. We have not recorded any material impairments for the years ended September 30, 2010, 2009 and 2008.

Deferred Compensation: Deferred compensation includes amounts due under an arrangement in which participating members of management may elect to defer receiving payment for a portion of their compensation a minimum of five years or until periods after their respective retirements. We accrue interest on deferred compensation at market rates, until such time as it is paid in full. We adjust the interest rate semi-annually; it was 3.125% at September 30, 2010.

Other Comprehensive Income: We present other comprehensive income (OCI) and its components in the statement of changes in shareholders' equity. Accumulated OCI (loss) consisted of the following:

September 30,	**2010**	**2009**
	(in thousands)	
Adjustment to pension liability	$ (24,523)	$ (22,591)
Foreign currency translation	13,183	11,122
Net unrealized gains from cash flow hedges	1,595	112
	$ (9,745)	$ (11,357)

The adjustment to the pension liability is shown net of a tax benefit of $13.2 million and $12.2 million at September 30, 2010 and 2009, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

Revenue Recognition: We recognize sales and profits under our long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, using the cost-to-cost percentage of completion method of accounting. We record sales and profits based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, we do not recognize profit until progress is demonstrated or contract milestones are reached. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage of completion method as the basis to measure progress toward completing the contract and recognizing sales. We only include amounts representing contract change orders, claims or other items in the contract value when they can be reliably estimated and we consider realization probable.

We record sales of products when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. For fixed-price service contracts that do not contain measurable units of work performed we generally recognize sales on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. For fixed-price service contracts that contain measurable units of work performed we recognize sales when the units of work are completed. For service contracts that contain service level or system usage incentives, we recognize revenues when the incentive award is fixed and determinable.

We record sales under cost-reimbursement-type contracts as we incur the costs. We consider incentives or penalties and awards applicable to performance on contracts in estimating sales and profits, and record them when there is sufficient information to assess anticipated contract performance. We do not recognize incentive provisions that increase or decrease earnings based solely on a single significant event until the event occurs.

We occasionally enter into contracts, primarily in our transportation systems business, that include multiple deliverables such as the construction or upgrade of a system and subsequent services related to the delivered system. Historically, these contracts were not common in our business; however, recently we have seen an increase in the number of customer requests for proposal that include this type of contractual arrangement. We elected to early adopt Accounting Standards Update 2009-13 for multiple-element arrangements in 2010 on a prospective basis. For contracts of this nature entered into in 2010 and beyond, the contract value is allocated at the inception of the contract to the different contract elements based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence exists, we use our best estimate of the selling price for each deliverable.

Once the contract value is allocated to the separate deliverables, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the percentage completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned.

Prior to 2010, we allocated contract values in multiple element arrangements based on the relative fair value when objective and reliable evidence of fair value existed for all units of accounting in an arrangement. The fair value of a contractual element was generally the price charged for the element in a similar arrangement, if the element was regularly sold on a stand-alone basis. If objective and reliable evidence of fair value existed for undelivered items, but not for the delivered items, the residual method would be used to allocate the contract value. If we could not establish stand-alone value for the delivered items or when fair value of undelivered items had not been established, revenue would be deferred until all elements had been delivered or services had been performed, or until fair value could be objectively determined for any remaining undelivered elements. Given the historical materiality of our multiple element arrangements, had we adopted the guidance in 2009 our revenues would not have been materially different from our reported amounts. Therefore, the adoption of this updated guidance in 2010 did not have a material impact on our consolidated financial position, results of operations or cash flows.

We make provisions in the current period to fully recognize any anticipated losses on contracts. If we receive cash on a contract prior to revenue recognition we classify it as a customer advance on the balance sheet.

Income Taxes: Our provision for income taxes includes federal, state, local, and foreign income taxes. We recognize tax credits, primarily for research and development and export programs, as a reduction of our provision for income taxes in the year in which they are available for tax purposes. We provide deferred income taxes on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates we expect to apply when the temporary differences are settled or realized. We establish valuation allowances for deferred tax assets when the amount of future taxable income we expect is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions that have been taken on tax returns but have not yet been recognized as expense in the financial statements. Annually we evaluate the capital requirements of our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. We provide for U.S. taxes on the amount we determine to be excess capital available for distribution. U.S. taxes are not provided on amounts we consider to be indefinitely reinvested.

Earnings Per Share: We calculate per share amounts based upon the weighted average number of shares of common stock outstanding.

Restructuring Activity: In 2008 we reduced our defense segment facility workforce by 139 employees. In addition, we eliminated 6 corporate office positions. Affected employees received severance pay and outplacement assistance, as well as company paid medical coverage for a defined period based on years of service. The cost of this restructuring was $6.2 million and is reflected in our results for 2008.

Derivative Financial Instruments: We utilize derivative and nonderivative financial instruments, such as foreign currency forwards and options, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in foreign currency exchange rates. We do not use any derivative financial instruments for trading or other speculative purposes. The purpose of our foreign currency hedging activities is to fix the dollar value of specific commitments, investments, payments to foreign vendors, and the value of foreign currency denominated receipts from our customers. At September 30, 2010 and 2009, we had foreign exchange contracts with a notional value of $232.5 million and $148.3 million outstanding, respectively.

All derivatives are recorded at fair value, however, the classification of gains and losses resulting from changes in the fair values of derivatives are dependent on the intended use of the derivative and its resulting designation. If a derivative is designated as a fair value hedge, then a change in the fair value of the derivative is offset against the change in the fair value of the underlying hedged item and only the ineffective portion of the hedge, if any, is recognized in cost of sales. If a derivative is designated as a cash flow hedge, then the effective portion of a change in the fair value of the derivative is recognized as a component of Accumulated OCI until the underlying hedged item is recognized in cost of sales, or the forecasted transaction is no longer probable of occurring. If a derivative does not qualify as a highly effective hedge, a change in fair value is immediately recognized in earnings. We formally document hedging relationships for all derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair value of all derivative contracts as current or noncurrent assets or liabilities, depending on the realized and unrealized gain or loss position of the hedged contract at the balance sheet date. The cash flows from derivatives treated as hedges are classified in the Consolidated Statements of Cash Flows in the same category as the item being hedged.

The amount of gains and losses from derivative instruments and hedging activities classified as not highly effective did not have a material impact on the results of operations for the years ended September 30, 2010, 2009 and 2008. There are no significant credit

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

risks related to contingent features in our derivative agreements, and the amount of estimated unrealized net gains from cash flow hedges which are expected to be reclassified to earnings in the next twelve months is $5.4 million, net of income taxes.

New Accounting Standards: In December 2007 the FASB issued an accounting standard that applies to all transactions or other events in which an entity obtains control of one or more businesses. This standard applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. We adopted this standard in the fiscal year beginning October 1, 2009 with no material impact to our results of operations, financial position or cash flows. The future impact of this standard will depend on the size and structure of future acquisitions.

In December 2007, the FASB issued an accounting standard that requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. This standard is effective for fiscal years beginning after December 15, 2008. We adopted this standard in the fiscal year beginning October 1, 2009 with no material impact to our results of operations, financial position or cash flows.

In December 2008, the FASB issued a standard which expands the disclosure requirements about plan assets for defined benefit pension plans and postretirement plans. This standard is effective for financial statements issued for fiscal years ending after December 15, 2009, which for us is this fiscal year. The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

In June 2009, the FASB issued a standard which changes the approach in determining whether an entity is a variable interest entity, and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. This standard is effective for the first annual reporting period that begins after November 15, 2009, which for us will be the fiscal year beginning October 1, 2010. The adoption of this standard is not expected to have a significant impact on our results of operations, financial position or cash flows. The future impact of this standard will depend on the size and structure of future investments in variable interest entities.

In October 2009, the FASB issued revised accounting guidance relating to multiple-deliverable revenue arrangements, which can be applied prospectively or retrospectively. This guidance modifies the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurement required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This revised guidance is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010, although early adoption is allowed. We have elected to early adopt this guidance prospectively as of October 1, 2009. As described in the *Revenue Recognition* section above, the adoption of this update did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In January 2010, the FASB issued an accounting standard that requires all entities to provide information about movements of assets among Level 1 and 2 of the three-tier fair value hierarchy, and provide a reconciliation of purchases, sales, issuance, and settlements of anything valued with a Level 3 method. This standard is effective for fiscal years beginning after December 15, 2010. We do not expect the adoption of this standard to have a material impact on our results of operations, financial position or cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of our long-term contracts, estimated discounted cash flows of our reporting units used for goodwill impairment testing, and estimated rates of return and discount rates related to our defined benefit pension plans. Actual results could differ from our estimates.

Risks and Uncertainties: We are subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, we are subject to audit of incurred costs related to many of our U.S. Government contracts. These audits could produce different results than we have estimated; however, our experience has been that our costs are acceptable to the government.

Subsequent Events: In November 2010 we announced that we have entered into an agreement to acquire Abraxas Corporation, a Herndon, Virginia-based company that provides risk mitigation and subject matter, and operational expertise for law enforcement and homeland security clients. The all-cash transaction has a value of approximately $124 million and will be funded from our existing cash resources. The acquisition is expected to close in December 2010, subject to receipt of required consents and regulatory approval.

We have completed an evaluation of all subsequent events through the issuance date of these consolidated financial statements.

NOTE 2—INVESTMENT IN VARIABLE INTEREST ENTITY

Prior to March 5, 2010, we owned 37.5% of the common stock of Transaction Systems Limited (TranSys), a U.K. company formed in 1998 to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), which outsourced most of the functions of the Transport for London (TfL) fare collection system for a period of twelve years beginning in August 1998. We did not previously consolidate TranSys because we were not the primary beneficiary of this VIE. We have participated in the PRESTIGE contract solely through subcontracts from TranSys. All of the work performed by TranSys was subcontracted to us and the other shareholder and the arrangement provided for the pass-through of virtually all revenues from TfL to the two shareholders until August 2010. Beginning in August 2010, the services formerly provided by TranSys are now provided by Cubic under a new contract.

On February 26, 2010, TfL made an early contractual payment to TranSys which was required to be paid no later than August 2010. This caused TranSys to make early payment of the loan balance to the syndicate of banks which had provided financing for the project. At the same time, TfL agreed not to withhold any funds from its payment to TranSys for possible asset remediation and waived the requirement for further engineering studies and reports on the state of the fare collection system assets. Our obligation to keep the assets in good working condition carries over to the successor contract, but the "Performance Tests" and possible cash withholding from TranSys under the PRESTIGE contract were not required. In recent years the fare collection system has consistently exceeded the contractual performance levels and we believe that sufficient costs have been included in our estimated costs to complete the follow-on contract to continue this level of performance for the required period.

On March 5, 2010, the two 37.5% shareholders of TranSys each acquired half of the shares in TranSys previously held by the minority shareholders for approximately $0.1 million, bringing our share ownership up to 50% each. TranSys continues to be considered a VIE because it has not demonstrated the ability to finance its activities without additional subordinated financial support from its equity investors and because its underlying risks do not coincide with the voting interests. As a result of the ownership transfer and the early payment by TfL, we conducted a new evaluation of the primary beneficiary of TranSys. This evaluation, as described below, determined that Cubic is now the primary beneficiary and as a result we determined we were required to consolidate TranSys as of March 5, 2010.

In concluding that Cubic is the primary beneficiary of the TranSys VIE, we created a model of the expected outcome from the remaining activities of TranSys and its related subcontracts with its shareholders. We identified several alternate outcomes which considered possible upside and downside scenarios. We used our judgment to assign probabilities to the alternate outcomes and the related variability of the cash flows. From this we established the enterprise value and the variability of the possible outcomes from this value. The evaluation resulted in greater variability for Cubic than for the other shareholder including a greater probability of residual losses and returns. Therefore, we concluded that Cubic is the primary beneficiary of TranSys.

Summarized unaudited financial information for TranSys prior to consolidation is as follows (in millions):

	Results for the periods ending		
Statement of Operations:	**March 5, 2010**	**September 30, 2009**	**September 30, 2008**
Sales	**$ 87.3**	$ 203.0	$ 215.3
Operating income (loss)	**$ 0.2**	$ (1.7)	$ -
Net income (loss)	**$ 0.1**	$ (1.3)	$ -

As a result of becoming the primary beneficiary of TranSys, the consolidation of TranSys was treated as an acquisition in our financial statements. The fair value of the enterprise was virtually the same as the fair value of the assets and liabilities acquired, therefore, no gain or loss was recorded from the transaction. The fair value of assets and liabilities acquired at March 5, 2010 were as follows (in millions):

Cash and cash equivalents	$ 38.3
Other current assets	16.9
Purchased intangibles	0.2
Income taxes payable	(20.7)
Other current liabilities	(35.8)
Fair value of net assets acquired	$ (1.1)

NOTE 2—INVESTMENT IN VARIABLE INTEREST ENTITY—CONTINUED

The activities of TranSys included in our consolidated results for the year ended September 30, 2010 consist of breakeven sales of $29.9 million, cash used in operating activities of $19.9 million including VAT and income tax payments of approximately $34.3 million which were partially offset by collection of receivables of approximately $16.7 million. The creditors of TranSys have no recourse to Cubic Corporation. The assets and liabilities of TranSys as of September 30, 2010 were as follows (in millions):

Cash and cash equivalents	$	18.4
Other current assets		0.2
Purchased intangibles		0.2
Total Assets	$	18.8
Income taxes payable	$	13.4
Other current liabilities		6.5
Equity related to Cubic		(0.5)
Noncontrolling interest in VIE		(0.6)
Total Liabilities and Equity	$	18.8

NOTE 3—ACCOUNTS RECEIVABLE

The components of accounts receivable under long-term contracts are as follows (in thousands):

September 30,	2010	2009
U.S. Government Contracts:		
Amounts billed	**$ 50,925**	$ 62,093
Recoverable costs and accrued profits on progress completed--not billed	**53,569**	44,556
	104,494	106,649
Commercial Customers:		
Amounts billed	**31,753**	41,907
Recoverable costs and accrued profits on progress completed--not billed	**91,186**	88,030
	122,939	129,937
	227,433	236,586
Less unbilled amounts not currently due--commercial customers	**(28,080)**	(13,400)
	$ 199,353	$ 223,186

A portion of recoverable costs and accrued profits on progress completed is billable under progress or milestone payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. It is anticipated that we will bill and collect substantially all of the unbilled portion of receivables identified as current assets under progress billing provisions of the contracts or upon completion of milestones and/or acceptance by the customers during fiscal 2011. The amount classified as not currently due is an estimate of the amount of long-term contract accounts receivable that will not be collected within one year from September 30, 2010 under transportation systems contracts in the U.S., Australia and the U.K., and a defense contract in Canada. The non-current balance at September 30, 2009 represented non-current amounts due from customers in the same countries.

NOTE 4—INVENTORIES

Inventories are classified as follows:

September 30,	2010	2009
	(in thousands)	
Finished products	$ -	$ 55
Work in process and inventoried costs under long-term contracts	**71,696**	96,962
Customer advances	**(41,575)**	(49,734)
Materials and purchased parts	**2,699**	1,824
	$ 32,820	$ 49,107

NOTE 5—FINANCING ARRANGEMENTS

Long-term debt consists of the following:

September 30,	2010	2009
	(in thousands)	
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 due in November. Interest at 6.31% is payable semiannually in November and May.	**$ 16,000**	$ 20,000
Mortgage note from a UK financial institution, with quarterly installments of principal and interest at 6.5%	**4,494**	5,124
	20,494	25,124
Less current portion	**(4,545)**	(4,554)
	$ 15,949	$ 20,570

The terms of the notes payable include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of debt and tangible net worth and coverage of fixed charges. At September 30, 2010, this agreement leaves consolidated retained earnings of $237 million available for the payment of dividends to shareholders, purchases of our common stock and other charges to shareholders' equity. To date, there have been no covenant violations.

We maintain a short-term borrowing arrangement in New Zealand totaling $0.5 million New Zealand dollars (equivalent to approximately $0.4 million) to help meet the short-term working capital requirements of our subsidiary in that country. At September 30, 2010, no amounts were outstanding under this borrowing arrangement.

We have a $150 million revolving line of credit arrangement with a group of U.S. banks which expires in December 2012. Commitment fees associated with this financing arrangement are 0.25% of the unutilized balance per annum. As of September 30, 2010 we had no short-term debt outstanding under this line of credit and $61.4 million in outstanding letters of credit.

Maturities of long-term debt for each of the five years in the period ending September 30, 2015, are as follows: 2011 – $4.5 million; 2012 – $4.5 million; 2013 – $4.5 million; 2014 – $4.5 million; 2015 – $0.5 million.

Interest paid amounted to $1.4 million, $1.8 million, and $2.3 million in 2010, 2009, and 2008, respectively.

As of September 30, 2010 we had letters of credit and bank guarantees outstanding totaling $94.3 million, which guarantee either our performance or customer advances under certain contracts. In addition, we had financial letters of credit outstanding totaling $5.7 million as of September 30, 2010, which primarily guarantee our payment of certain self-insured liabilities. We have never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, we estimate the fair value of these instruments to be zero.

Our self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims. Under these arrangements, we self-insure only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $8.2 million and $7.6 million as of September 30, 2010 and 2009, respectively.

NOTE 6—COMMITMENTS

We lease certain office, manufacturing and warehouse space, and miscellaneous computer and other office equipment under noncancelable operating leases expiring in various years through 2019. These leases, some of which may be renewed for periods up to 10 years, generally require us to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income of $0.6 million in 2010, 2009 and 2008, for all operating leases amounted to $8.0 million, $6.6 million, and $6.2 million in 2010, 2009 and 2008, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2010 (in thousands):

2011	$	7,057
2012		5,825
2013		4,032
2014		2,949
2015		2,338
Thereafter		3,227
	$	25,428

NOTE 7—INCOME TAXES

Significant components of the provision for income taxes are as follows:

Years ended September 30,		**2010**		**2009**		**2008**
				(in thousands)		
Current:						
Federal	**$**	**16,362**	$	11,417	$	8,474
State		**4,611**		3,691		2,063
Foreign		**15,268**		11,090		16,051
Total current		**36,241**		26,198		26,588
Deferred (credit):						
Federal		**268**		2,516		(5,440)
State		**69**		420		(1,078)
Foreign		**(1,293)**		420		315
Total deferred		**(956)**		3,356		(6,203)
Total income tax expense	**$**	**35,285**	$	29,554	$	20,385

We calculate deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, and measure them using the enacted tax rates and laws that we expect will be in effect when the differences reverse. Significant components of our deferred tax assets and liabilities are as follows:

September 30,	2010	2009
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	**$ 9,112**	$ 8,064
Allowance for doubtful accounts	**99**	1,670
Long-term contracts and inventory valuation reductions	**9,612**	10,643
Allowances for loss contingencies	**6,144**	5,192
Deferred compensation	**3,246**	3,306
Book over tax depreciation	**1,964**	1,954
Adjustment to pension liability	**13,204**	12,163
California research and development credit carryforward	**4,762**	3,410
Other	**1,820**	3,115
Subtotal	**49,963**	49,517
Valuation allowance	**(4,762)**	(3,410)
Deferred tax assets	**45,201**	46,107
Deferred tax liabilities:		
Amortization of goodwill and intangibles	**1,770**	4,681
Prepaid expenses	**2,080**	1,924
State taxes	**850**	980
Other	**4,106**	2,308
Deferred tax liabilities	**8,806**	9,893
Net deferred tax asset	**$ 36,395**	$ 36,214

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2010	2009	2008
		(in thousands)	
Tax at federal statutory rate	**$ 37,072**	$ 29,834	$ 20,034
State income taxes, net of federal tax effect	**3,042**	2,672	640
Nondeductible expenses	**324**	408	152
Reversal of reserve accrued for tax contingencies	**(1,737)**	(80)	(1,205)
Tax effect from foreign earnings repatriation	**-**	3,063	3,856
Tax effect from foreign subsidiaries	**(2,212)**	(2,523)	(2,651)
Tax credits and other	**(1,204)**	(3,820)	(441)
	$ 35,285	$ 29,554	$ 20,385

We are subject to ongoing audits from various taxing authorities in the jurisdictions in which we do business. As of September 30, 2010, our open tax years in significant jurisdictions include 2006-2009 in the U.K. and 2007-2009 in the U.S. We believe we have adequately provided for uncertain tax issues we have not yet resolved with federal, state and foreign tax authorities. Although not more likely than not, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, we do not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon our results of operations or financial condition.

NOTE 7—INCOME TAXES—CONTINUED

We have recorded liabilities for unrecognized tax benefits related to permanent and temporary tax adjustments which totaled $3.2 million at September 30, 2010 and $4.8 million at September 30, 2009. The net changes in the liability were as follows:

Years ended September 30,		2010		2009
		(in thousands)		
Balance at October 1	**$**	**4,809**	$	5,845
Decrease related to tax positions in prior years:				
Recognition of benefits from expiration of statutes		**(1,747)**		(1,555)
Tax positions related to the current year		**106**		778
Decreases related to settlements with taxing authorities		**-**		(259)
Balance at September 30	**$**	**3,168**	$	4,809

At September 30, 2010, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would affect the effective rate was $3.2 million. Effective October 1, 2009, we adopted the revised accounting standard referred to in Note 1, which changed the accounting for acquired tax liabilities under business combinations such that the utilization of a net operating loss carryforward no longer reduces goodwill. Over the next year, we do not expect a significant increase or decrease in the unrecognized tax benefits recorded as of September 30, 2010. The amount of net interest and penalties recognized as a component of income tax expense during 2010, 2009 and 2008 was not material. Interest and penalties accrued at September 30, 2010 and 2009 amounted to $0.2 million and $0.4 million, respectively, bringing the total liability for uncertain tax issues to $3.4 million and $5.1 million as of September 30, 2010 and 2009, respectively.

We made income tax payments, net of refunds, totaling $30.0 million, $28.8 million and $18.2 million in 2010, 2009 and 2008, respectively.

Income before income taxes includes the following components:

Years ended September 30,		2010		2009		2008
				(in thousands)		
United States	**$**	**60,451**	$	45,329	$	4,920
Foreign		**45,470**		39,911		52,319
Total	**$**	**105,921**	$	85,240	$	57,239

Management evaluates our capital requirements in our foreign subsidiaries on an annual basis to determine what level of capital is needed for the long-term operations of the businesses. We provide U.S. taxes on the amount of capital that is determined to be in excess of the long-term requirements of the business and is, therefore, available for distribution. Undistributed earnings of all our foreign subsidiaries amounted to approximately $90.2 million at September 30, 2010. We consider those earnings to be indefinitely reinvested, and accordingly, we have not provided for U.S. federal and state income taxes thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. It is not practicable for us to determine the total amount of unrecognized deferred U.S. income tax liability because of the complexities associated with its hypothetical calculation.

NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS

Defined Contribution Plans

We have profit sharing and other defined contribution retirement plans that provide benefits for most employees in the U.S. An employee is eligible to participate in these plans after six months to one year of service, and may make additional contributions to the plans from their date of hire. These plans provide for full vesting of benefits over periods from zero to five years. More than half of our contributions to these plans are discretionary with the Board of Directors. Effective October 1, 2010, we adopted a new defined contribution plan for European employees that were formerly eligible for the defined benefit plan described below. Similar to a 401(k) plan in the U.S., the company will match employee contributions 2 to 1, up to a total company contribution of 8% of an employee's eligible compensation. Company contributions to defined contribution plans aggregated $15.9 million, $15.4 million and $14.2 million in 2010, 2009 and 2008, respectively.

Defined Benefit Pension Plans

Certain employees in the U.S. are covered by a noncontributory defined benefit pension plan for which benefits were frozen as of December 31, 2006 ("curtailment"). The effect of the curtailment is that no new benefits have been accrued after that date. Approximately one-half of our European employees are covered by a contributory defined benefit pension plan for which benefits were frozen as of September 30, 2010. Although the effect of the curtailment of this plan is that no new benefits will accrue after September 30, 2010, the plan is a final pay plan, which means that benefits will be adjusted for increases in the salaries of participants until their retirement or departure from the company. The loss on curtailment of $0.7 million is reflected in the following disclosures.

Our funding policy for the defined benefit pension plans provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. Based on our known requirements for the U.S. and U.K. plans, as of September 30, 2010, we expect to make contributions of approximately $3 million in 2011. September 30 is used as the measurement date for these plans.

The unrecognized amounts recorded in accumulated other comprehensive income (loss) will be subsequently recognized as net periodic pension cost, consistent with our historical accounting policy for amortizing those amounts. We will recognize actuarial gains and losses that arise in future periods and are not recognized as net periodic pension cost in those periods as increases or decreases in other comprehensive income, net of tax, in the period they arise. We adjust actuarial gains and losses recognized in other comprehensive income (loss) as they are subsequently recognized as a component of net periodic pension cost. The unrecognized actuarial gain or loss included in accumulated other comprehensive income (loss) at September 30, 2010 and expected to be recognized in net pension cost during fiscal 2011 is a loss of $853 thousand ($554 thousand net of income tax benefits). No plan assets are expected to be returned to us in 2011.

The following table sets forth changes in the projected benefit obligation and fair value of plan assets and the funded status for these defined benefit plans:

September 30,	2010	2009
	(in thousands)	
Change in benefit obligations:		
Net benefit obligation at the beginning of the year	$ 164,622	$ 145,440
Service cost	3,972	2,521
Interest cost	9,034	9,679
Actuarial loss	8,269	16,065
Curtailments	225	-
Participant contributions	1,210	1,124
Gross benefits paid	(5,562)	(5,197)
Foreign currency exchange rate changes	(1,060)	(5,010)
Net benefit obligation at the end of the year	180,710	164,622
Change in plan assets:		
Fair value of plan assets at the beginning of the year	132,408	128,989
Actual return on plan assets	13,614	3,207
Employer contributions	3,374	9,504
Participant contributions	1,210	1,124
Gross benefits paid	(5,562)	(5,197)
Administrative expenses	(555)	(701)
Foreign currency exchange rate changes	(793)	(4,518)
Fair value of plan assets at the end of the year	143,696	132,408
Unfunded status of the plans	(37,014)	(32,214)
Unrecognized net actuarial loss	37,727	34,754
Net amount recognized	$ 713	$ 2,540
Amounts recognized in Accumulated OCI		
Liability adjustment to OCI	$ (37,727)	$ (34,754)
Deferred tax asset	13,204	12,163
Accumulated other comprehensive loss	$ (24,523)	$ (22,591)

NOTE 8—PENSION, PROFIT SHARING AND OTHER RETIREMENT PLANS—CONTINUED

The projected benefit obligation, ABO and fair value of plan assets for the defined benefit pension plans in which the ABO was in excess of the fair value of plan assets were as follows:

September 30,	2010	2009
	(in thousands)	
Projected benefit obligation	**$ 180,710**	$ 164,622
Accumulated benefit obligation	**175,995**	148,375
Fair value of plan assets	**143,696**	132,408

The components of net periodic pension cost were as follows:

Years ended September 30,	2010	2009	2008
		(in thousands)	
Service cost	**$ 3,972**	$ 2,521	$ 3,520
Interest cost	**9,034**	9,679	9,761
Expected return on plan assets	**(9,334)**	(9,569)	(12,706)
Amortization of actuarial loss (gain)	**850**	-	(243)
Curtailment charge	**689**	-	-
Administrative expenses	**92**	100	112
Net pension cost	**$ 5,303**	$ 2,731	$ 444

Years ended September 30,	2010	2009	2008
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	5.2%	5.6%	7.3%
Rate of compensation increase	4.3%	4.5%	4.8%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	5.6%	7.3%	6.2%
Expected return on plan assets	7.2%	7.8%	8.0%
Rate of compensation increase	4.5%	4.8%	4.4%

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested or to be invested to provide for the benefits included in the benefit obligations. That assumption is determined based on a number of factors, including historical market index returns, the anticipated long-term asset allocation of the plans, historical plan return data, plan expenses, and the potential to outperform market index returns.

We expect the following pension benefit payments, which reflect expected future service, as appropriate, to be paid (in thousands):

2011	$ 6,466
2012	6,667
2013	6,891
2014	7,302
2015	7,912
2016-2020	46,043

We have the responsibility to formulate the investment policies and strategies for the plans' assets. Our overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, preserve benefit security for the plans' participants, and minimize the necessity of contributions by maintaining a ratio of plan assets to liabilities in excess of 1.0.

Beginning in the fiscal year ended September 30, 2010, the rules related to accounting for postretirement benefit plans under GAAP require certain fair value disclosures related to postretirement benefit plan assets, even though those assets are not included on our Balance Sheet. The following table presents the fair value of the assets of our defined benefit pension plans by asset category and their level within the fair value hierarchy as of September 30, 2010 (in thousands). See Note 1 for a description of each level within the fair value hierarchy.

	September 30, 2010				**September 30, 2009**
	Level 1	**Level 2**	**Level 3**	**Total**	
Cash and cash equivalents	**$ 2,579**	**$ -**	**$ -**	**$ 2,579**	$ 3,678
Equity:					
U.S. equity securities	**41,756**	**-**	**-**	**41,756**	40,529
U.K. equity securities	**30,580**	**-**	**-**	**30,580**	26,939
Other foreign equity securities	**22,625**	**-**	**-**	**22,625**	20,343
Fixed Income:					
U.S. treasury securities	**15,509**	**-**	**-**	**15,509**	14,848
U.K. treasury securities	**5,659**	**-**	**-**	**5,659**	4,636
Corporate debt securities	**12,603**	**8,866**	**-**	**21,469**	18,496
Real Estate	**-**	**-**	**3,519**	**3,519**	2,939
Total	**$ 131,311**	**$ 8,866**	**$ 3,519**	**$ 143,696**	$ 132,408

The following table presents the changes during fiscal 2010 in the fair value of plan assets categorized as Level 3 in the preceding table (in thousands):

	Real Estate
Balance as of September 30, 2009	$ 2,939
Actual return on plan assets:	
Realized gains, net	175
Unrealized gains, net	73
Purchases, sales and settlements, net	(68)
Transfers in and out of Level 3, net	400
Balance as of September 30, 2010	$ 3,519

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2010 and 2009.

We do not direct the day-to-day operations and selection process of individual securities and investments, and, accordingly, we have retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. We provide each investment manager with specific investment guidelines by asset class. The table below presents the ranges for each major category of the plans' assets at September 30, 2010:

Asset Category	**Allocation Range**
Equity securities	40% to 80%
Debt securities	25% to 60%
Real estate and cash	0% to 10%

NOTE 9—LEGAL MATTERS

In 1998, the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran obtained a United States District Court judgment enforcing an arbitration award in its favor against us of $2.8 million, plus costs and interest related to a contract awarded to us by Iran in 1977. Both parties appealed to the 9th Circuit Court of Appeals, where the cases are awaiting scheduling for oral argument. Several potential lienors of Iran's judgment have filed liens but have not obtained valid court orders enforcing the liens. We are not aware whether any such claimants against Iran's judgment have received Terrorism Risk Insurance Act funds (which would make their claims unenforceable). Under a 1979 Presidential executive order, all transactions by United States citizens with Iran are prohibited. Therefore, even if Iran were to prevail in the 9th Circuit litigation, it is unlikely that we would be permitted to pay any amount to Iran. Payments to valid lienors could potentially be enforced, so in a previous year we recorded a liability for the amount of the judgment and are continuing to accrue interest.

We are not a party to any other material pending proceedings and we consider all other matters to be ordinary proceedings incidental to the business. We believe the outcome of these proceedings and the proceedings described above will not have a materially adverse effect on our financial position.

NOTE 10—BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenues:

We have three primary business segments: Cubic Transportation Systems (CTS), Cubic Defense Systems (CDS) and Mission Support Services (MSS). CTS designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. CDS performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment. Products include customized range instrumentation and training systems, simulators, communications and surveillance systems, surveillance receivers, power amplifiers, avionics systems, multi-band communication tracking devices, and cross domain hardware solutions to address multi-level security requirements. MSS provides computer simulation training, development of training doctrine, live training support and field operations and maintenance services.

Measurement of segment profit or loss and segment assets:

We evaluate performance and allocate resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial.

Factors management used to identify our reportable segments:

Our reportable segments are business units that offer different products and services and are each managed separately. Operating results for each segment are reported separately to senior corporate management to make decisions as to the allocation of corporate resources and to assess performance.

NOTE 10—BUSINESS SEGMENT INFORMATION—CONTINUED

Business segment financial data is as follows:

Years ended September 30,	2010	2009	2008
		(in millions)	
Sales:			
Transportation Systems	**$ 386.0**	$ 303.4	$ 272.3
Defense Systems	**362.8**	285.4	275.3
Mission Support Services	**443.3**	424.4	332.5
Other	**2.1**	3.5	1.0
Total sales	**$ 1,194.2**	$ 1,016.7	$ 881.1
Operating income:			
Transportation Systems	**$ 54.7**	$ 44.1	$ 43.0
Defense Systems	**28.7**	19.0	(9.5)
Mission Support Services	**26.5**	27.9	27.8
Restructuring activity	**-**	-	(6.2)
Unallocated corporate expenses and other	**(4.4)**	(6.3)	(1.8)
Total operating income	**$ 105.5**	$ 84.7	$ 53.3
Assets:			
Transportation Systems	**$ 164.4**	$ 172.6	$ 144.5
Defense Systems	**151.0**	157.2	206.1
Mission Support Services	**124.4**	142.1	151.1
Corporate and other	**416.3**	284.4	139.6
Total assets	**$ 856.1**	$ 756.3	$ 641.3

NOTE 10—BUSINESS SEGMENT INFORMATION—CONTINUED

Years ended September 30,	2010	2009	2008
		(in millions)	
Depreciation and amortization:			
Transportation Systems	**$ 3.5**	$ 2.4	$ 1.8
Defense Systems	**4.8**	6.0	5.7
Mission Support Services	**5.2**	6.2	1.7
Corporate and other	**1.0**	1.0	0.5
Total depreciation and amortization	**$ 14.5**	$ 15.6	$ 9.7
Expenditures for long-lived assets:			
Transportation Systems	**$ 1.8**	$ 1.2	$ 1.0
Defense Systems	**4.4**	3.3	4.7
Mission Support Services	**0.3**	-	0.1
Corporate and other	**0.4**	0.8	2.3
Total expenditures for long-lived assets	**$ 6.9**	$ 5.3	$ 8.1
Geographic Information:			
Sales (a):			
United States	**$ 774.3**	$ 666.2	$ 532.3
United Kingdom	**216.3**	179.2	189.6
Canada	**8.1**	18.5	25.4
Australia	**60.6**	39.9	43.0
Middle East	**26.9**	19.3	37.8
Far East	**81.6**	61.5	38.1
Other	**26.4**	32.1	14.9
Total sales	**$ 1,194.2**	$ 1,016.7	$ 881.1

(a) Sales are attributed to countries or regions based on the location of customers.

	2010	2009	2008
Long-lived assets, net:			
United States	**$ 41.0**	$ 43.7	$ 47.4
United Kingdom	**9.5**	10.3	12.0
Other foreign countries	**2.2**	1.9	1.9
Total long-lived assets, net	**$ 52.7**	$ 55.9	$ 61.3

MSS and CDS segment sales include $685.0 million, $592.1 million and $477.8 million in 2010, 2009 and 2008, respectively, of sales to U.S. government agencies. Transportation systems sales in 2008 included $110.7 million of sales to TranSys. No other single customer accounts for 10% or more of our revenues.

NOTE 11—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of our quarterly results of operations for the years ended September 30, 2010 and 2009:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2010				
Net sales	**$ 250,684**	**$ 264,559**	**$ 331,240**	**$ 347,706**
Operating income	**20,374**	**26,132**	**32,636**	**26,383**
Net income	**13,663**	**17,391**	**22,702**	**16,880**
Net income per share	**0.51**	**0.65**	**0.85**	**0.63**
Fiscal 2009				
Net sales	$ 244,851	$ 242,873	$ 248,177	$ 280,756
Operating income	21,130	21,809	21,649	20,120
Net income	14,183	14,217	14,908	12,378
Net income per share	0.53	0.53	0.56	0.46

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CUBIC CORPORATION

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition with the adoption of amendments to the Financial Accounting Standards Board Accounting Standards Codification resulting from Accounting Standards Update No. 2009-13, *Multiple-Deliverable Revenue Arrangements*, and Accounting Standards Update No. 2009-14, *Certain Revenue Arrangements That Include Software Elements*, both adopted effective October 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cubic's internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 8, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

San Diego, California
December 8, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, we conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, we concluded that we maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria in Internal Control – Integrated Framework, issued by COSO. Our internal control over financial reporting as of September 30, 2010, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which follows.



Walter J. Zable
Chairman of the Board
President and Chief Executive Officer



William W. Boyle
Senior Vice President and
Chief Financial Officer



Mark A. Harrison
Vice President and
Corporate Controller

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CUBIC CORPORATION

We have audited Cubic Corporation's internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cubic Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cubic Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cubic Corporation as of September 30, 2010 and 2009, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2010 of Cubic Corporation and our report dated December 8, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

San Diego, California
December 8, 2010

DIRECTORS

Walter J. Zable
Director
Chairman of the Board, President and
Chief Executive Officer
(Executive Committee)

Walter C. Zable
Director
Vice Chairman, Vice President
Chairman of Transportation Systems
(Executive Committee)

Bruce G. Blakley
Independent Director
Managing Partner in San Diego Office of
PricewaterhouseCoopers, Retired
(Chair - Audit and Compliance Committee,
Executive Compensation Committee)

William W. Boyle
Director
Senior Vice President and
Chief Financial Officer
(Executive Committee)

Edwin A. Guiles
Independent Director
Executive Vice President of Corporate
Development with Sempra Energy, Retired
(Audit and Compliance Committee)

Raymond E. Peet
Independent Director
Vice Admiral, USN, Retired
(Audit and Compliance Committee,
Executive Compensation Committee)

Robert S. Sullivan
Lead Independent Director
Dean of the Rady School of Management,
University of California, San Diego
(Chair - Executive Compensation Committee,
Audit and Compliance Committee,
Nominating and Corporate Governance
Committee, Executive Committee)

John H. Warner, Jr.
Independent Director
Executive Vice President and
Director, Science Applications International
Corporation, Retired
(Audit and Compliance Committee,
Chair - Nominating and Corporate
Governance Committee)

OFFICERS

Walter J. Zable
Chairman of the Board, President and
Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President
Chairman of Transportation Systems

William W. Boyle
Senior Vice President and
Chief Financial Officer

Mark A. Harrison
Vice President and Corporate Controller
(Principal Accounting Officer)

William L. Hoese
Vice President, Corporate Secretary,
General Counsel

Bernard A. Kulchin
Vice President Human Resources

John A. Minteer
Vice President Information Technologies

John D. Thomas
Vice President Finance and
Corporate Development

Gregory L. Tanner
Treasurer

OFFICE OF THE CEO

Walter J. Zable
Chairman of the Board,
President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President

William W. Boyle
Senior Vice President and
Chief Financial Officer

CUBIC DEFENSE SYSTEMS

9333 Balboa Avenue
San Diego, CA 92123
+1-858-277-6780
Bradley H. Feldmann
President
Thomas A. Echols
Senior Vice President,
Business Operations & Controller
Raymond C. Barker
Executive Vice President,
Business Development & Strategy

Simulation Systems Division
2001 W. Oak Ridge Road, Suite 100
Orlando, FL 32809-3803
+1-407-859-7410
Theresa W. Kohl
Vice President & General Manager

Cubic Cyber Solutions
1950 Old Gallows Rd, Suite 250
Vienna, VA 22182
+1 703 821-1516

Cubic Global Tracking Solutions
2570 W. El Camino Real, Suite 100
Mountain View, CA 94040
+1 650 559-0103

Cubic Field Services Canada, Ltd
Suite 402, 222 Queen Street
Ottawa Ontario K1P 5V9
+1-613-233-5523

Cubic Defense New Zealand, Ltd
P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, 1141, New Zealand
+1-64-9-379-0360
Doug Grunewald
Acting General Manager

Washington
Washington, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
+1-703-415-1600
Keith Kellogg, Jr.
Senior Vice President,
Ground Combat Training Systems

London
AWES EXCON Building
Westdown Camp
Tilshead
Salisbury, Wiltshire SP3 4RS
United Kingdom
01908 621393
Tony Field
Site Manager

Australia
Cubic Defense Australia Pty Ltd
P.O. Box 811
3/16 Casey Street
Aitkenvale, Queensland 4814
+61-7-4775-1881
Mark L. Horn
General Manager

MISSION SUPPORT SERVICES

Cubic Applications, Inc. (CAI)
Cubic Worldwide Technical Services, Inc. (CWTS)
Omega Training Group, Inc. (Omega)
4550 Third Ave S.E., Suite B
Lacey, WA 98503
+1-360-493-6275
Jimmie L. Balentine
President
Ruth Van Sickle
Executive Vice President

Operations Support Division
One Enterprise Parkway, Suite 100
Hampton, VA 23666
+1-757-722-0717
Richard D. Bristow
Vice President & General Manager

Training & Education Division
426 Delaware St., Suite C-3
Leavenworth, KS 66048
+1-913-651-9782
John R. Schmader
Vice President & General Manager

Worldwide Technical Services Division
2280 Historic Decatur Road, Suite 200
San Diego, CA 92106
+1-619-523-0848
Kevin J. Hayes
Vice President & General Manager

Information Operations Division
2280 Historic Decatur Road, Suite 200
San Diego, CA 92106
+1-619-523-0848
Alan D. Sargeant
Vice President & General Manager

Defense Modernization Division
5695 King Centre Drive, Suite 201
Kingstowne, VA 22315
+1-703-924-3050
Larry G. Smith
Vice President & General Manager

Omega Training Division
7201 Moon Road
Columbus, GA 31909
+1-706-569-9100
Caryl G. (Glenn) Marsh
Vice President & General Manager

JRTC Mission Support
P.O. Box 3904
Fort Polk, LA 71459
+1-337-531-1858
William C. David
Vice President & Program Manager

CORPORATE LEGISLATIVE AFFAIRS

Washington, D.C.
Crystal Gateway Two, Suite 702
1225 S. Clark Street
Arlington, VA 22202
+1-703-415-1600
Jack W. Liddle
Vice President

CUBIC TRANSPORTATION SYSTEMS

Worldwide Headquarters
Cubic Transportation Systems, Inc.
5650 Kearny Mesa Road
San Diego, CA 92111
+1-858-268-3100
Walter C. Zable
Chairman
Stephen O. Shewmaker
President
David M. Lapczynski
Senior Vice President New Products & Services
James Edwards
Senior Vice President, General Counsel & Secretary
Min Wei
Vice President, Financial Operations

Worldwide Manufacturing Center
1308 South Washington Street
Tullahoma, TN 37388
+1-931-455-8524
John Madeiros
Vice President, Procurement/Manufacturing

North America Operations

5650 Kearny Mesa Road
San Diego, CA 92111
+1-858-268-3100
Richard Wunderle
Senior Vice President & General Manager

U.S. Regional Offices
New York
245 West 17th Street
8th Floor
New York, NY 10011
+1-212-255-1810

Washington, D.C.
Crystal Gateway 2
1225 South Clark Street
Suite 601
Arlington, VA
+1-703-415-1600

Chicago
221 N. LaSalle Street
Suite 2050
Chicago, IL 60601
+1-312-945-8263

Canada Regional Office
201 Drumlin Circle, Unit 4
Concord, Ontario L4K 3E7
Canada
+1-905-738-9505

Australasia Operations

Australasia Headquarters
Cubic Transportation Systems (Australia) Pty Limited
Level 23, 227 Elizabeth Street
Sydney, NSW 2000, Australia
+61-2-9275-9900
Matthew J. Cole
Managing Director

Australia Regional Offices
Brisbane
Level 2, 333 Adelaide Street
Brisbane, Queensland 4000
Australia
+61-7-3232-1000

Perth
247 Balcatta Road
Balcatta, WA 6021
Australia
+61-8-9240-0000

UK/European Operations

UK/European Headquarters
Cubic Transportation Systems Limited
AFC House
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
United Kingdom
+44-1737-782200
Stephen O. Shewmaker
Chairman
Roger Crow
Managing Director

CTS Nordic AB
Hindbyvägen
S-214 58 Malmö
Sweden
+46-40-94-21-00
Joe McCaffrey
Managing Director

Cubic Transportation Systems (Deutschland) GmbH
Ferdinandstr 29-33
20095 Hamburg
Germany
+49-40-300863-690
Marcus Platts
Managing Director

Cubic Transportation Systems (Deutschland) GmbH
Westhafenplatz 1
60327, Frankfurt
Germany
+49-69-710-456-462

India Operations
Cubic Transportation Systems India Pvt. Ltd.
H-08, Level 1, Module 1
L&T Phoenix Infoparks Pvt. Ltd.
Special Economic Zone
HITEC City 2, Gachibowli
Hyderabad, India
+91-40-44605151
Pradip Mistry
Chairman
Kishan Kamojjhala
Managing Director

Customer Services

Customer Services - North America
Cubic Transportation Systems
Customer Service Center
1800 Sutter Street
Concord, CA 94520
+1-925-686-8200
Derick Benoit
Vice President, Customer Service

Customer Services - UK
Cubic Transportation Systems Limited
AFC House
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
UK
+44-1737-782200

Customer Services - Australasia
Cubic Transportation Systems (Australia) Pty Limited
Level 2, 333 Adelaide Street
Brisbane, Qld 4000, Australia
+61-7-3232-1000

Customer Services - Europe
CTS Nordic AB
Hindbyvägen 18
S-214 58 Malmö
Sweden
+46-40-94-21-00

CUBIC SECURITY SYSTEMS

9333 Balboa Avenue
San Diego, CA 92123
+1-858-505-2944
Walt Bonneau, Jr.
President

eAccess, LLC

4285 Ponderosa Ave.
San Diego, CA 92123
+1-858-505-2219
Robert A. Kraft
President

Listing

- New York Stock Exchange (NYSE)

Symbol

- CUB

Shareholders of Record at September 30, 2010

- 862

Registrar and Transfer Agent

American Stock Transfer and Trust Company
Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, web site or e-mail:

- Shareholder services (800) 937-5449
- www.amstock.com
- info@amstock.com

Auditors

- Ernst & Young LLP

Information for Shareholders

Web Site: www.cubic.com
Click on "Investor Info" for

- Corporate governance information
- Company ethics policies
- Contact information
- Annual reports
- Committee Charters

Investor Line: (858) 505-2222
E-mail: investor.relations@cubic.com

Annual Meeting

The 2011 Annual Meeting will be held in the main conference room at Cubic's headquarters.

Location

Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

Date and Time

- February 22, 2011
- 11:30 a.m. Pacific Standard Time

Shareholders of record on December 28, 2010 are being sent the required Notice & Access letter for the Annual Meeting. Cubic will furnish its 2010 Annual Report to shareholders and its annual SEC Form 10-K (excluding exhibits) without charge to shareholders upon their written request by mail or e-mail.

Reports

Cubic will furnish its 2010 Annual Report to shareholders, its annual SEC Form 10-K (excluding exhibits), and ethics policies without charge to shareholders upon their written request by mail or e-mail.

Mailing Address

Cubic Corporation
Diane L. Dyer
Director Investor Relations
9333 Balboa Avenue
San Diego, California 92123

E-mail Address

investor.relations@cubic.com

Peer Group Constituents

Peer Group Constituents - See Stock Performance Graph on the inside front cover.
The defense, homeland security and space index named SPADE is made up of the following companies as of September 30, 2010:

- AAR
- AeroVironment
- Alliant Techsystems
- American Science & Engineering
- Applied Signal
- Ball Aerospace
- Boeing Co
- CACI International
- Ceradyne
- Cogent
- Computer Sciences
- Comtech Telecom
- Cubic Corporation
- Digital Globe
- Ducommun
- Elbit Systems
- EMS Technologies
- Esterline Technologies
- FLIR Systems
- Force Protection
- Gencorp/Aerojet
- General Dynamics
- GeoEye
- Goodrich
- Harris
- Herley Industries
- Honeywell International
- Integral Systems
- ITT Industries
- L1 Identity Solutions
- L-3 Communications
- Ladish
- Lockheed Martin
- Mantech International
- Mercury Computer System
- MOOG
- NCI
- Northrop Grumman
- Orbital Sciences
- Oshkosh Truck
- OSI Systems
- Precision Castparts
- Raytheon
- Rockwell Collins
- SAIC
- SRA International
- TASER International
- Teledyne Technologies
- Textron
- Triumph Group
- URS Corporation
- United Technologies
- Viasat Inc
- VSE Corporation

Trademarks

- CharlieCard™ is a trademark of Massachusetts Bay Transportation Authority
- ClipperCard℠ is a service mark of the Metropolitan Transportation Commission
- CombatRedi™ is a trademark of Cubic Defense Applications, Inc.
- FREEDOM™ is a trademark of the Port Authority Transportation Corporation
- ICADS™ is a trademark of Cubic Defense Applications, Inc.
- MetroCard℠ is a registered trademark of the Metropolitan Transportation Authority
- Nextfare® is a trademark of Cubic Transportation Systems, Inc.
- Oyster, the Oyster Card layout and the Oyster card reader logo are registered trademarks belonging to Transport for London and are used with permission.
- SmartLink℠ is a service mark of the Port Authority of New York and New Jersey
- SmarTrip® is a registered trademark of Washington Metropolitan Area Transit Authority
- SPADE® and the SPADE® Defense Index are registered trademarks of the ISBC
- TAP™ is a trademark of the Los Angeles County Metropolitan Transportation Authority
- TransLink® is a federally registered service mark owned by Metropolitan Transportation Commission
- Tri-Reader® is a trademark of Cubic Transportation Systems, Inc.
- xPERT™ is a trademark of Cubic Transportation Systems, Inc.

Photography Credits

DEPARTMENT OF DEFENSE

U.S. Air Force

- Major Gary
- Major Paula Kutz

U.S. Army

- Christian A. Marquardt, 7th Army JMTC Public Affairs
- Christie Vanover, USAG Benelux
- Sergeant Fay Conroy

Image and Graphic Design

- Christopher L. Fusilier
- Heidi Heiser
  Senior Graphic Artist
  Cubic Corporation
- Cecelia Linayao
  Senior Graphic Designer
  Cubic Defense Applications

Cubic Remembers Raymond L. deKozan



Director Raymond L. deKozan, a former Cubic Senior Vice President, who recently retired after 50 years of service, passed away on October 15, 2010. Ray was instrumental in helping Cubic build our fare collection business, and was a trusted and longtime colleague.

With a keen intellect and a natural instinct for assessing and interacting with people, he became an extremely effective leader and tactician. Mr. deKozan was a highly respected member of the international transit community and was often referred to as the father of modern automatic fare collection.

His charismatic leadership of Cubic Transportation Systems spanned four decades. Under his watchful eye, the company grew from one small contract for Illinois Central Gulf Railroad to a worldwide leader in the industry with annual sales of nearly $400 million. Today, as a result of Ray's long-term vision for Cubic, we have clients on four continents, and showcase projects worldwide, including New York's MetroCard℠ system and the Oyster® smart card system operating on London's Underground and bus networks.

Along the way, Mr. deKozan moved office and home to whatever project needed his personal attention. These included two tours in London, as well as New York City and Hong Kong.

In 1991, following a well publicized contract pursuit for the New York program, he was named Headliner of the Year by the San Diego Press Club. After his last stint in London, Mr. deKozan returned to San Diego and was appointed a corporate senior vice president, with oversight responsibility for the transportation company. He also oversaw the company's research and development for the defense and transportation security markets.

Upon retirement in January of this year, Mr. deKozan remained a consultant to the company and advised on long-term strategy and potential acquisitions. Fittingly, on his last business trip for Cubic in June of this year, he visited his father's homeland in Armenia to review a company that Cubic had recently purchased.

Ray is mourned by his family and friends all over the world, as well as employees of Cubic Transportation Systems whom he led much of his adult life.

He was ferociously loyal to his employees who remember him as much for his disarming wit and charm, as well as his keen mind for details, and an encyclopedic recall of facts and figures.

As a tribute for their love and affection for Mr. deKozan, the Cubic Transportation Systems world headquarters on Kearny Mesa Road in San Diego will be dedicated in his honor.


CUBIC

9333 Balboa Avenue
San Diego, CA 92123
P.O. Box 85587
San Diego, CA 92186-5587

800-854-2876
858-277-6780
858-505-1535 fax

www.cubic.com
Traded on the New York Stock Exchange under the symbol CUB